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AURIZON MINES LTD.

Suite 3120, Park Place, 666 Burrard Street
Vancouver, British Columbia  V6C 2X8

Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com
Web Site:  www.aurizon.com

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

March 31, 2009

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

TABLE OF CONTENTS

PRELIMINARY NOTES

i

Financial Statements

i

Currency

i

Gold Prices

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

i

CAUTIONARY NOTE TO U.S. READERS

ii

CORPORATE STRUCTURE

1

GENERAL DEVELOPMENT OF THE BUSINESS

1

DESCRIPTION OF THE BUSINESS

3

Casa Berardi Gold Project

5

Joanna Gold Project

17

Other Non Material Mineral Property Interests

26

RISK FACTORS

26

Risks Related to Financial Matters

27

Risks Related to our Business and Operations

29

Risks Related to Growth by Acquisition

32

Risks Related to the Common Shares

33

DIVIDENDS

34

DESCRIPTION OF CAPITAL STRUCTURE

34

TRADING PRICE AND VOLUME

35

DIRECTORS AND OFFICERS

35

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

38

LEGAL PROCEEDINGS

38

TRANSFER AGENTS AND REGISTRARS

38

MATERIAL CONTRACTS

38

NYSE AMEX CORPORATE GOVERNANCE

38

INTERESTS OF EXPERTS

39

AUDIT COMMITTEE INFORMATION

39

GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS

42

ADDITIONAL INFORMATION

46

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

PRELIMINARY NOTES

In this Annual Information Form, Aurizon Mines Ltd. is referred to as "Aurizon" or the "Company".  All information contained herein is as at December 31, 2008, unless otherwise stated.

FINANCIAL STATEMENTS

This Annual Information Form should be read in conjunction with the Company's financial statements and management's discussion and analysis for the year ended December 31, 2008.  The financial statements and management's discussion and analysis are available at www.aurizon.com and under the Company's profile on the SEDAR website at www.sedar.com.  All financial statements are prepared in accordance with Canadian generally accepted accounting principles.

CURRENCY

All dollar amounts  are in Canadian dollars unless otherwise specified.  References to US$ is to the United States dollar.

GOLD PRICES

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2008, as quoted by the London Bullion Market Association were as follows:

	Year Ended December 31

	2008	2007	2006
	(US$)	(US$)	(US$)
High	1,011.25	841.10	725.00
Low	712.50	608.40	524.75
Average	871.96	695.39	603.77
Closing	869.75	833.75	632.00

On March 27, 2009, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was US$924.00

DEFINITIONS AND TECHNICAL TERMS

Terms having a capitalized first letter and technical terms that are not otherwise defined in the body of this Annual Information Form are defined in "Glossary and Technical Terms".

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this Annual Information Form and except as required under appropriate securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Forward-looking information includes, but is not limited to, statements with respect to anticipated rates of recovery, timing and amount of future production, total cash cost per ounce of gold produced at the Casa Berardi mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected results of exploration activities, permitting time-lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

- ii -

This forward-looking information is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2009, that the current price of gold will be sustained, or will improve, that the current mill recovery rates at the Company’s Casa Berardi mine will continue, that the Company’s current mine plan can be achieved, and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labor, equipment or materials increase more than expected, that the future price of gold will decline, that the Canadian dollar strengthens against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labor disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this Annual Information Form.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO U.S. READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities.  In this Annual Information Form, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resource are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCES

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", “measured mineral resources”, "indicated mineral resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S. investors are urged to consider closely the disclosure of the technical terms in the Glossary of Technical Terms and Definitions hereof.

This Annual Information Form uses the term "indicated" resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Annual Information Form also uses the term "inferred" resources.  U.S.  readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

CORPORATE STRUCTURE

Aurizon was incorporated on April 8, 1988 under the former Company Act (British Columbia).  Effective August 24, 1988 Aurizon acquired all of the assets and assumed all of the liabilities of two predecessor companies, D'Or Val Mines Ltd. and Perron Gold Mines Ltd., pursuant to a statutory plan of arrangement.

On March 14, 2005, the Company transitioned under the Business Corporations Act (British Columbia) ("BCBCA").  On May 15, 2007, the Company altered its Notice of Articles to increase its authorized capital to an unlimited number of shares, and to remove the application of the "Pre-existing Company Provisions" which were part of the Company’s Notice of Articles by virtue of the regulations under the BCBCA.  As a result of removal of the Pre-existing Company Provisions the threshold for the number of votes required to pass a special resolution was decreased from 75% to two-thirds of the votes cast in person or by proxy at a meeting of shareholders.  The Company adopted new Articles on May 15, 2007.

The Company has no material subsidiaries.  The head office and registered and records office address of Aurizon is located at Suite 3120, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

GENERAL DEVELOPMENT OF THE BUSINESS

Aurizon is a Canadian-based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Since 1988 Aurizon has been involved in the acquisition, exploration, development and operation of a number of gold properties in North America.

Aurizon owns 100% of the producing Casa Berardi gold mine (“Casa Berardi Mine”) and surrounding exploration property (the "Casa Berardi Exploration Property").  The Casa Berardi Mine and the Casa Berardi Exploration Property are referred to together herein as the "Casa Berardi Gold Project".

Aurizon also owns or has an option to acquire up to a 100% interest in 109 contiguous mineral claims and an undivided 75% interest in 2 additional claims located in the Joannes Township of Quebec (the "Joanna Gold Project"), and has acquired by staking mineral claims covering approximately 75,000 hectares in the Kipawa area along the Ontario-Quebec border (the "Kipawa Gold-Uranium-Rare Earth Project"), an early stage exploration project.

Aurizon’s objective is to become an intermediate gold mining company with multiple mines in politically stable jurisdictions.  Aurizon’s growth strategy is to extend the mine life of its existing Casa Berardi Mine and to increase gold production by developing its existing projects in Quebec and by acquisition of, or merger with, companies with production or advanced development-stage gold projects.  To execute its growth strategy Aurizon has built a team of mining professionals with experience and technical knowledge in exploration, development, construction, mine operations and environmental compliance and in financial disciplines.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

The following map shows the locations of the Company’s existing projects:

CASA BERARDI
JOANNA
KIPAWA
ONTARIO
QUEBEC
QUEBEC
Matagami
Joutel
La Sarre
Lac Abitibi
Lac Macamic
LacTurgeon
Lac Obalski
Amos
Senneterre
Rouyn-Noranda
Virginiatown
Lac Malartic
Val d'Or
Beleterre
Ville-Marie
Témiscamingue
North Bay
101
109
111
113
117
11
63
17
0
30km
AURIZON
Project Location Map

THREE YEAR HISTORY

During the past three years the Company’s principal focus and its major capital and exploration spending programs have been on the Casa Berardi Mine and, since 2006, on the Joanna Gold Project, both of which are located in north western Quebec.  The Company invested $112.6  million in exploration, development and capital expenditures at the Casa Berardi Gold Project during this period, and $17.7 million in the Joanna Gold Project.  See "Description of the Business – Casa Berardi Mine" and "Description of the Business – Joanna Gold Project".

During 2006 Aurizon completed the construction and pre-production development work on the Casa Berardi Mine.   Gold production from the Casa Berardi Mine re-commenced in November 2006.   In 2008, gold production from the Casa Berardi Mine totaled 158,830 ounces compared to 159,469 ounces in 2007.

In 2006 the Company began acquiring options on the claims comprising the Joanna Gold Project.  Exploration and development of the Joanna Gold Project since that time has been funded principally from working capital.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

In September, 2007, Aurizon granted Lake Shore Gold Corp. ("Lake Shore"), an option to earn a 50% interest in the Casa Berardi Exploration Property by incurring exploration expenditures of $5 million over a five-year period, including a firm commitment of $600,000 in the first year (completed).  The Casa Berardi Exploration Property is located outside the perimeter of Aurizon's mining leases comprising the Casa Berardi Mine and covers 227 claims east and west of the Casa Berardi Mine.

Financing Activities

In February 2006, the Company obtained a $75 million project loan facility (the "Loan Facility") to fund construction and pre-production development work at the Casa Berardi Mine.  Until the Loan Facility was obtained, exploration and development of the Casa Berardi Mine was financed principally by funds raised through private and public equity offerings.  In 2006, the Company raised $15,125,000 through the issue of 5.5 million flow-through shares, which was renounced for tax purposes in 2007.

Since  2007, exploration and development of the Company’s projects has been funded principally by cash flow from operations.

The Loan Facility is secured by a charge on all of the Casa Berardi Mine assets and has a 4.5 year term.  The first principal repayment date was September 30, 2007.  The final principal repayment is March 31, 2010.  Initially, the prime loan interest rate was the Canadian prime rate plus 1.25%, and the bankers’ acceptance loan rate was the prevailing CDOR (Canadian Interbank Bankers Acceptance Bid Rates) rate plus 2.25%.  Having achieved certain operating performance benchmarks in the second quarter of 2008, the interest rate on the prime rate based loans and the bankers’ acceptance loans decreased to prime plus 0.875% and CDOR plus 1.875%, respectively.  The loan may be prepaid at any time without penalty.

Under the terms of the Loan Facility the Company is required to protect against a possible downturn in the price of gold and a stronger Canadian dollar.  As a result Aurizon has entered into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security.  Information regarding these financial instruments and the Company's derivative positions is contained in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ended and as at December 31, 2007 and December 31, 2008.

DESCRIPTION OF THE BUSINESS

General

Aurizon is a gold-producer engaged in the acquisition, exploration, development and operation of gold projects.  The Company is pursuing a growth strategy that will involve acquisitions as well as continuing development of its existing projects in the Abitibi region of north-western Quebec.

Products.   The Company’s principal product is gold, with gold sales forming the vast majority of revenues.  There is a global gold market into which the Company can sell its gold and as a result Aurizon is not dependent on a particular purchaser with regard to the sale of the gold that it produces.

Production.  In 2007 and 2008, the Company's gold production totaled 159,469 ounces and 158,830 ounces respectively, and gold sales during the year totaled 160,600  ounces and 159,404 ounces respectively.  The average realized gold price in 2008 was US$847 per ounce and at an average Cdn/US exchange rate of 1.06, and sales proceeds totaled $144.0 million.  This compares to an average realized price of US$696 per ounce, an average Cdn/US Exchange rate of 1.06 and sales proceeds of $119 million in 2007.  See "Description of the Business - Casa Berardi Gold Project”.

Specialized skill and knowledge.  The skill and knowledge required to develop and operate an underground mine includes experience in exploration, development, construction, mine operations, engineering, metallurgical processing and environmental compliance.  Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

engaging, on a contract basis, professionals in geological, metallurgical, engineering, environmental and other relevant disciplines.  The Casa Berardi Mine is located within a historic mining district, providing a source of skilled labor which Aurizon engages mainly on a long term contract basis.

Competitive conditions.  The Company competes for mining projects and qualified personnel with large established mining companies having greater financial and technical resources.  As a result, the Company faces challenges in acquiring desirable properties and in obtaining and retaining skilled personnel.  The Company offers attractive remuneration and compensation packages to attract and retain skilled, experienced personnel, and offers training programs for local people and programs for technical personnel from different countries.

Economic dependence.  Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time.  Gold doré bars produced by the Company are being and will continue to be refined by commercial refineries.  The gold and silver produced is subsequently sold by the Company on the basis of the quoted selling prices of gold and silver on the applicable metals exchange on the date of sale.  The Company believes that because of the availability of refiners, each able to supply all services that would be required by the Company, no material adverse effect would result if the Company lost the services of its current refiners.  Because of the large number of available gold purchasers, the Company does not consider itself dependent upon the sale of gold to any one customer, the loss of which would have a material adverse effect on the business of the Company.

Changes to Contracts. Contractors, under the supervision of Aurizon’s staff, are engaged to carry out various aspects of the Company’s mining, development and exploration activities, including underground development, surface and underground diamond drilling and maintenance of equipment and infrastructure.  Contracts are periodically renewed and/or renegotiated as and when required.  The Company does not expect that the  renewal and/or renegotiation of any contracts or sub-contracts will have a material effect, adverse or otherwise, on the Company’s activities in the current financial year.

Cycles.  The Company's business and operations are not seasonal.  Demand for and price of gold is volatile and affected by numerous factors beyond the Company’s control.  See “Risk Factors – Gold Price Volatility”.

Employees.  As at the most recent financial year ended December 31, 2008, the Company had 94 employees.

Environmental protection and reclamation obligations.  Estimated fair value of the asset retirement obligations at December 31, 2008 increased to $20.9 million compared to $2.6 million as a result of soil characterization studies conducted in 2008 and new environmental guidelines of provincial and federal authorities.  The new soil characterization studies at the Casa Berardi Mine indicate arsenic levels in the tailings pond exceed newly specified maximum acceptable levels set by government authorities.  Aurizon has engaged independent environmental consultants to assist with design and methodology and to prepare a formal cost estimate for the reclamation work that will be required to address the new mine closure requirements.  The new restoration cost estimate is based on information currently available to the Company.  While the Company believes the estimate to be reasonable and adequate, it is subject to final design criteria and costs may increase or decrease over time as a result of factors beyond the control of the Company.  The Company is committed to restoring the mine site upon closure to a state that complies with all government standards.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  Costs related to ongoing site restoration programs are expensed when incurred.  The Company calculates its estimates of the ultimate reclamation liability based on the requirements of current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. In Quebec, seventy percent (70%) of estimated reclamation costs must be funded in trust by the estimated mine closure date according to  a schedule provided by the government authorities.  Based upon the current Casa Berardi life of mine plan, 6.3% of the 70% funding requirement must be funded upon approval of the revised closure plan.  Thereafter, the funding escalates annually from 18.7% up to 43.7% of the requirement.  It is possible that the Company’s estimates of its ultimate reclamation liability could change as a result of changes in laws and regulations and changes in cost estimates, and such changes could affect the estimates and projections contained in the current mine plan.

Global Development.  Aurizon believes in the philosophy of sustainable development – development that meets the needs of the present without compromising the ability of future generations to meet their own needs.  The Company

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

strives to achieve this objective by following twelve global development principles that support the economic, environmental and social needs of the communities in which Aurizon is involved.

CASA BERARDI GOLD PROJECT

Information in this Annual Information Form that is of a scientific or technical nature relating specifically to the Casa Berardi Gold Project is derived from a technical report prepared in accordance with NI 43-101 dated February 9, 2009, prepared by Bernard Salmon, ing., and Jason J. Cox., P. Eng., of Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"), entitled "Technical Report on the Casa Berardi Mine, Northwestern Quebec, Canada”.  Further particulars regarding the Casa Berardi Gold Project are contained in the report which is filed under the Company's profile at www.sedar.com.

Property Description and Location

The Casa Berardi Gold Project is located in the Province of Quebec, approximately 95 kilometers north of the town of La Sarre, in the James Bay municipality.  The Casa Berardi Mine site is located at longitude 79° 16' 46.4" and latitude 49° 33' 56.7".  The property is limited to the west by the Quebec/Ontario border and covers parts of Casa Berardi, Dieppe, Raymond, D'estrees, and Puiseaux townships.

The project area extends east-west for more than 37 kilometers and reaches 3.5 kilometers in width.  The Casa Berardi gold deposits are located along a 5 kilometer east-west mineralized corridor.  They include the East and West Mines, and the Principal Zone.

The Casa Berardi Gold Project is composed of 299 contiguous designated claims (CDC), covering a total area of 14,796.28 hectares, and two mining leases, BM 768 and BM 833, covering areas of 367.09 hectares and 84.35 hectares, respectively.  The total property area is 15,247.72 hectares.  Aurizon also holds a non-exclusive lease BNE 0010752 (sand and gravel pit), tailings lease 70218, and an additional five hectares of land contiguous to mining lease BM 768 for rock waste material storage.

Under the Quebec Mining Act, claims are required to be renewed every two years.  Statutorily prescribed minimum work commitments apply to all claims and leases.  The Casa Berardi Exploration Property has excess work credits of $6,640,852, and the leases comprising the Casa Berardi Mine have excess of work credits of $4,653,654.  Municipal taxes on the project are paid up to date.

Aurizon owns a 100% interest in the mineral titles and mining leases that comprise the Casa Berardi Gold Project.  The only encumbrance on the project is the security in favor of the project lenders to secure the Loan Facility.  The claims and mining leases that comprise the Casa Berardi Gold Project are in good standing.  Mining lease 768 expires in 2018 and mining lease 833 expires in 2015.

The Casa Berardi Exploration Property is located outside the perimeter of Aurizon’s mining leases comprising the Casa Berardi Mine.  It comprises 227 claims adjacent to the east and west of the Casa Berardi Mine, and covers an area of 11,594 hectares along a 30 kilometers section of the Casa Berardi Fault.

Lake Shore is the operator of the exploration programs on the Casa Berardi Exploration Property during the earn-in period.  If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams per tonne gold (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore will each have a 50% interest.  Aurizon will then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study.  The following map illustrates the Casa Berardi Exploration Property on which Lake Shore has an option to earn a 50% interest, in relation to the Casa Berardi Mine:

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

Aurizon has all permits required for current operations at the Casa Berardi Mine.  A new permit application is in process for a certificate for the industrial waste water reduction systems.  An environmental effect monitoring study is in progress pursuant to applicable regulations.  Results may generate a requirement for additional permits.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Casa Berardi Gold Project is located 95 kilometers north of the town of La Sarre, in the James Bay Municipality in the Abitibi region of Northwestern Quebec.  The nearest commercial airport is located at Rouyn-Noranda.  La Sarre can be reached from Rouyn-Noranda via provincial roads 101 and 111.  The 38 kilometers all-season gravel road to the mine site branches off from the paved road linking La Sarre and the Selbaie Mine through the village of Villebois.  The branch is approximately 21 kilometers north of Villebois.  A gravel road links the East Mine and the West Mine, and a number of forestry roads provide access to the rest of the project area, from east and west.  Power supply to the site is provided by a 55 km, 120 kV power line, from the town of Normetal.

The mean annual temperature for the area is slightly above the freezing point at 0.8°C.  Average July temperature is 16.8°C, and average January temperature is -17.9°C.  Average annual precipitation is 856 mm.  Rain precipitation is highest in September.  Snow precipitation is registered between October and May, but its peak falls in the period between November and March.

The Abitibi region has a long history of mining activity, and mining suppliers and contractors are locally available.  Both experienced and general labor is readily available from La Sarre area, a municipality of approximately 7,000 inhabitants.

The surface and underground infrastructure at the East Mine includes a 2,200 tonnes per day mill, a tailings pond, a polishing pond, and a process water pond, a crushing plant, administrative building including infirmary, laboratory, millwright shop, and electrical shop; a warehouse for reagents and lubricants, a core shack, a pumping station, a backfill plant, a hoist room, a head frame, and a 379 meters deep shaft, a decline and a series of ramp-connected levels.

Existing surface and underground infrastructure at the West Mine includes a backfill plant including a compressor room and a ventilation raise intake, settling ponds, a pumping station, a garage, a dry house, a second warehouse, a core storage area, a gatehouse, a decline providing access to all intermediate levels and a shaft down to a vertical depth of 790 meters.

There is no infrastructure related to the Principal Zone.  A 5 kilometer track drift joins the East Mine and West Mine and provides access to the Principal Zone at the 280 meters level.

The topography is generally gentle and is mostly characterized by swamps and thick overburden coverage (up to 60 meters locally).  Elevation varies between 270 meters and 360 meters above sea level.  An esker crosses the property south of the West Mine, and was once quarried for gravel.  The Casa Berardi Gold Project falls within the boreal

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

zone and the spruce and moss domain.  The forested zones are characterized mainly by jack pine and spruce and have generally been logged.  The area is characterized by swamps and is classified as a bare to semi-bare wetland.  The Turgeon River crosses the western part of the project area, while Raymond Lake is located to the east of the East Mine and the West Mine sites.

History

Prior to 1974 the Casa Berardi area was explored for base metal and iron formations.  In 1974, the first 13 claims were staked by Inco Gold.  The discovery hole was drilled in 1981, and 590 additional claims were staked.  In 1983, a joint venture agreement was reached between Inco Gold and Golden Knight Resources Inc. ("Golden Knight").  In September 1988 the East Mine opened.  Commercial production began at the West Mine in 1990.

In 1991, TVX Gold Inc. ("TVX") acquired Inco Gold’s 60% interest in the joint venture.  In 1994, TVX and Golden Knight purchased the remaining interest in the Domex claim block, a part of the Principal (Main) Zone between the West Mine and the East Mine, from Teck Corporation.

By 1997, 3,769 holes had been drilled on the property for a total of 463,492 meters.  Approximately 92% of these holes were located in the area between the West Mine and the East Mine.

The first mineral reserve estimate on the property was published in 1987.  Mineral reserves were estimated yearly during the life of the mine until 1997.  Following closure of the East Mine and West Mine, the remaining mineralization was reclassified as mineral resources.

Production is reported to have begun at the East Mine in September 1988 and at the West Mine in April 1990.  The reported total combined production for the period from 1988 to 1997 was 3.5 million tonnes at an average grade of 7.1 grams per tonne gold.  The reported total gold recovered during the operating years was 688,400 ounces, with a mill gold recovery rate averaging 87%.  In January 1997, TVX announced the closure of the East Mine due to ground control problems. Two months later, the West Mine was closed.

Aurizon acquired the claims, leases and infrastructure comprising the Casa Berardi Gold Project in 1998 from TVX.

Geological Setting

Regional Geology

The Casa Berardi Mine is located in the northern part of the Abitibi sub-province, a subdivision of the superior province, the Archean core of the Canadian Shield.  The Casa Berardi Mine area belongs to the Harricana-Turgeon Belt, which is a part of the North Volcanic Zone.  The regional geology is characterized by a mixed assemblage of mafic volcanics, flysch-type sedimentary iron formations, and graphitic mudrocks that are limited by a large granodioritic to granitic batholith.  Structurally, the area is enclosed in the Casa Berardi Tectonic Zone, a 15 kilometers wide corridor that can be traced over 200 km.  A network of east-west to east-southeast and west-northwest ductile high strain zones mainly follows the lithological contacts.

Local and Property Geology

The property geological environment is centered on the Taïbi volcano-sedimentary domain, which is bounded on the north by the Recher batholith and on the south by different volcanic domains of tholeiitic affinity.  The Dieppe domain covers half of the southwestern part of the property, and the Turgeon domain lies immediately south of the eastern half of the property.  The Casa Berardi Fault is defined by a stratigraphic contact between a graphite-rich sediment sequence at the base of the Taïbi domain, a northern continuous mafic fragmentary volcanic unit, and a southern polymictic conglomerate unit.  On the north side of the Fault, a thick sequence of very homogeneous wacke and volcanites is observed.  The fault strikes east-west and dips 80° to the south.  Inside the Fault zone, ductile deformation intensity is heterogeneous.  Foliation is uniform in larger competent rock units, such as mafic volcanites and conglomerates.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

Deposit Type

The Casa Berardi gold deposit can be classified as an Archean sedimentary-hosted lode gold deposit.  Gold occurs mainly south of the Casa Berardi Fault, and sometimes on both sides of the Fault.

Mineralization

Mineralization is found in large low-sulphide quartz veins and low-grade stockworks.  Gold is fine grained.

Mineralized zones of the West Mine, such as Lower Inter, Inter, and North West, show weak or no plunge, a moderate south dip (30 degrees), and have extensions which branch off from the fault at 130 degrees.  On the east side of the mine, the mineralized zones, such as Zone 111 and Zone 113, show a steeper plunge (> 50 degrees) with a dip varying between 70 degrees south and 70 degrees north, similar to the Casa Berardi Fault.

Zone 113 is a 20 meter to 70 meter wide mineralized corridor, with an east-west strike, subvertical, adjacent to the Casa Berardi Fault.  The width of the zone along holes varies from five metres to 20 meters.  The zone extends vertically for over 650 meter, the top being at the 250 meters level.  Lateral extension decreases from 300 m at the 600 meter level to 150 meters at the 700 meters level.

In plan view, the South West and South East zones can be interpreted as a dome which is cut by the South Fault and by the subsidiary Auxiliary Fault.  The mineralized system extends 200 meters laterally and 300 meters along dip, from surface to the 300 meters level.

The Lower Inter Zone is located between the 375 meters and 610 meters levels, dips at 25 degrees to 45 degrees south, and plunges to the west at 15 degrees.  It is controlled by the Casa Berardi and Lower Inter faults.  The Casa Berardi Fault dips steeply north, while the Lower Inter Fault dips 40 degrees to 45 degrees to the south, joining with the South Fault.  Thickness varies from four meters to 50 meters, with the maximum observed just below the contact of the two faults, and thinner sections observed down-dip along the Lower Inter Fault.  The mineralized zone extends for 200 meters.

Exploration

Casa Berardi Mine – Exploration and Development

After acquiring the Casa Berardi Gold Project in 1998 Aurizon completed an exploration diamond drilling program totaling more than 76,000 meters (50,000 meters from surface and 26,000 meters from underground).  The main objective of the campaign was to increase the gold mineral inventory of the property by drilling prospective sectors below the 400 meters level in the West Mine area.  The program resulted in the discovery of Zone 113 and other smaller mineralized bodies.  An internal study in March 2000, indicated positive economic potential of the West Mine area below the 400 meters level.

In the following two years exploration drilling activities were limited due to depressed gold prices.  Aurizon subsequently completed a surface exploration program that led to the discovery of additional zones East of Zone 113.

An underground exploration program was initiated in April 2003 to test the continuity of the mineralization of Zone 113, the West Mine ramp was extended to the 550 meters level, to provide access to Zone 113 for metallurgical test work and to provide drill bases for in-fill definition drilling.  Approximately 44 meters of the exploration drift were completed by the year-end, allowing the completion of 1,400 meters of definition drilling.  A further 21,000 meters of surface exploration drilling was completed in the area of Zones 118-120 during 2003.

In 2004, $25.9 million was invested at the Casa Berardi Mine for the construction of the surface foundations and shaft collar, a shaft pilot raise from the 550 meters level to surface, 878 meters of exploration drifts, 53,100 meters of exploration and definition drilling, 102 meters of ventilation raising; and 1,590 meters of ramping down to the

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

550 meters level.  Aurizon commissioned Met-Chem Canada Inc. ("Met-Chem") to prepare a feasibility study (the "Met-Chem Study").  Aurizon proceeded with construction of the West Mine infrastructure.

In 2005, $41.1 million was invested at Casa Berardi to fund completion of two feasibility studies - the Met-Chem Study in January 2005, based upon mineral reserves above the 700 meters level, and a subsequent updated feasibility study prepared by Roscoe Postle Associates in October 2005 (the "2005 Feasibility Study"), incorporating mineral reserves down to the 900 meters level; construction of a new head frame, hoist room, ore and waste bins, shaft sinking 290 meters down from surface, Zone 113 ramp extension down to the 680 meters level, ramping and drifting,  ventilation raising, mill rehabilitation and refurbishing of the crushing circuits, conveyors and assay laboratory, 33,500 meters of definition drilling from 137 holes; 19,000 meters of surface exploration drilling from 32 holes; and detailed engineering for the shaft and surface infrastructure.

In 2006, an additional $74.5 million was invested to fund the aforementioned construction and development.  In early November 2006, Aurizon completed construction and development at the West Mine area and commenced underground mining and milling operations.

In 2007, $17.4 million was invested to fund development, infrastructure improvements, new equipment and exploration expenses.

In 2008, $27.4 million was invested to fund development, infrastructure improvements, new equipment and exploration expenses.  See "Casa Berardi Gold Project – Mining Operations".

Casa Berardi Exploration Property

Since 2007  Lake Shore has been the operator of the exploration programs on the Casa Berardi Exploration Property.  Twelve holes have been drilled totaling 4,470 meters.  The drill holes are located 14.5 kilometers east of Aurizon’s existing Casa Berardi Mine operations.  Holes were drilled north along sections approximately 100 meters apart, with one to two holes per section. Two additional holes were drilled two kilometers to the west of this area. In addition, 79 reverse circulation (RC) holes were simultaneously completed over the eastern claim block.  Results from the first phase of the 2008 drill program indicate the discovery of a new gold zone.  Mineralization encountered by Lake Shore occurs within sediments located north of a mafic volcanic package.  Gold is associated with quartz-carbonate veining and sulphides.

The 79-hole RC drill program was designed to both define new targets by testing new areas and to follow up on areas of interest identified through the compilation of previous data. In addition, 173 bedrock samples were collected during the RC program.  Two interpreted gold dispersal trains were determined to occur near the northern mafic volcanic-sedimentary contact east of the Theo River.

Drilling

Following the acquisition of the Casa Berardi Gold Project, Aurizon developed a large surface-drilling program to investigate the West Mine area.  A total of more than 76,000 meters of core was drilled during the 1998-1999 campaign.  The program resulted in the discovery of Zone 113 and other smaller mineralized bodies, such as Zone 109 and Zone 104.  The program was extended, and the results of the widely-spaced holes were used to estimate mineral resources in those areas.

From 2000 to 2007, Aurizon carried out both exploration and definition drill campaigns, which were successful in identifying new zones of mineralization, extending known zones, and upgrading mineral resources.

In 2008, definition and exploration drilling totaled 29,995 meters in 299 holes.  Geological reinterpretation was carried out and mineral resources were updated.  Some of the mineral resources were converted to mineral reserves.  Approximately half of the drilling (14,653 meters, 213 holes) was carried out in Zone 113 for definition and testing of the depth extension of the Zone.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

An exploration drift is being developed at the 810 meters level, east of Zone 113 and south of the Casa Berardi Fault, to provide drill access to test the depth extension of Zone 113 and to test the continuity and extension of Zones 118-120 and Zone 123-South.

At the East Mine, drilling was carried out from surface and from underground.  A total of 1,014 meters in 10 holes were successful in converting in-pit inferred resources into indicated resources.  The rehabilitation of the underground workings was completed and drilling was initiated with the objective of upgrading the mineral resources and evaluating mining opportunities.

Sampling Method and Approach

Once retrieved from the core barrel the drill core is placed in sequential order in core boxes labeled with the hole number.  Each run, usually three meters, is identified by a wood block on which the depth of the hole was marked.  Missing (not recovered) core is identified by a wood stick indicating the length of the missing section.  At the end of each shift, core boxes are transported from underground to surface and then to core shack by the drillers foreman.  Core boxes from surface drilling are picked by mine staff at the drill rig set-up and transported to core shack.

Drill core from exploration and definition programs is handled and sampled by Aurizon technicians.  Upon receipt, core boxes are placed on tables and opened.  Core is washed and verified for length accuracy prior to logging.  Core is logged by Aurizon geologists at the mine core shack.  Access to core shack is restricted to geology personnel by the use of magnetic cards that open the core shack door.

Rock quality designation (RQD) measurements and core recovery measurements are carried out on all surface and underground holes prior to logging.

The entire core from underground drilling is photographed.  Systematic photography of core from surface drilling started in 2008.  Core recovery is nearly 100%, with the exception of short intervals within fault zones or highly deformed mudrock.  Such intervals are generally marked during drilling and checked later by the geology personnel for depth accuracy and missing sections.  Geological and structural data are described by geologists and entered into a digital logging package.  Drill hole logs show hole parameters, core description, and sampling intervals.  Drill core is stored at the mine site.

Sample selection is done by Aurizon’s geologists.  Selection is determined visually according to rock type, alteration, quartz veining and mineralization.  Sample positions are identified, and sample tags are placed under the core in the core boxes at the end of each sample.  The beginning and end of each sample is also marked on the core.  Core shack employees verify holes to be sampled.

In the case of exploration and in-fill holes the selected samples (which are generally one meter in length) are split into two halves by the core shack technician using an electrical core saw equipped with a diamond impregnated blade.  One half is placed in a plastic bag with the corresponding tag number.  The other half core is returned to core boxes, with the corresponding tag placed at the beginning of the sampled core.  Sample tags are stapled to core boxes.  The core saw, core splitter, and metallic pans are cleaned between samples.  In the case of definition drill holes, core is not split and the entire sample is sent for assaying.  Bags are folded and sealed to prevent spillage during transportation to the laboratory.  Each batch of three to four samples is placed in a plastic container for transportation to the mine lab or in a burlap bag for transportation to external lab.

The samples are then transported by truck to the sample receiving facilities of the mine laboratory in the case of in-fill, definition, and exploration drilling.

Scott Wilson RPA reports that it identified no drilling, sampling, or recovery factors that could have materially impacted on the accuracy and reliability of the mineral resource estimates, and considers the sampling methods and approach at Casa Berardi to be consistent with industry standards.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

Sample Preparation, Analysis and Security

Upon arrival at the mine lab, samples are sorted by number and checked according to the sample shipment list.  If moist, they are dried in the oven.  When dried, whole core samples are crushed in a jaw crusher while split core samples are crushed in a Rhino crusher (95% passing 10 mesh).  Samples are then split by a riffle splitter to obtain a 250 g subsample.  The subsamples are then ground for 90 seconds producing a pulp of 85% passing 200 mesh.

After homogenization of the pulp, a 30 gram subsample is then collected from the previous subsample and weighed for assay.  Each 30 g sample is analyzed by fire assay with gravimetric finish.  All results, reported in grams per tonne, are sent electronically to Aurizon, followed by the original, signed certificate.

Scott Wilson RPA considers the sample preparation, analysis and security at Casa Berardi to be consistent with industry standards and has no reason to believe that those could have negatively impacted on the accuracy and reliability of the Mineral Resource estimates.

Scott Wilson RPA has reviewed the mine laboratory preparation and analytical procedures, and quality assurance/quality control (QA/QC) protocol, and considers them to be consistent with industry standards.

Data Verification

Scott Wilson RPA reviewed cross-sections, longitudinal sections, and plan views of different zones, and found the interpretation of the mineralization to be generally well done and the database relatively well managed.  Core logs are located in the same place and are in order.  Holes are easy to find.  Spot checks between core logs and the database confirm the integrity of data.  The Quality Assurance and Quality Control (QA/QC) database contains certificate numbers, sample numbers, dates, original assays, duplicate assays, standard assays, standard types, laboratories used for assaying. The core shack was examined during one of the Scott Wilson RPA site visits and found  to be efficient and well organized.    There were no significant delays in core logging.

Quality Control and Quality Assurance

Aurizon’s QA/QC protocol consists of: 1) Inclusion of one Certified Reference Material (CRM, or standard) in every 24 core samples.    Several standards with different grades are used: 2) 10% of original pulps (Pulp #1) are sent for re-assay at ALS Chemex laboratory in Val d’Or.  Samples with grades above 1 gram/tonne gold are selected; 3) 5% of original rejects are sent for re-assay at ALS Chemex laboratory in Val d’Or.  The ALS Chemex quality system complies with the ISO 9001:2000 and ISO 17025:2005 requirements and is ISO registered.

In general, duplicate assays are carried out every 20 samples. Scott Wilson RPA compared duplicate assays with original assays, and found the correlation between original assays and duplicate assays is generally very good, over 99% for all ranges of grades, no matter when and where the assays were done.  Scott Wilson RPA is of opinion that the assaying of standards is acceptable.

Scott Wilson RPA concluded that Aurizon’s QA/QC program is acceptable and reported that it had no reason to believe that the results could have negatively impacted on the accuracy and reliability of the mineral resource estimates.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

MINERAL RESERVES AND MINERAL RESOURCE  ESTIMATES

Mineral Reserves Estimates

Casa Berardi Mine mineral reserves as of December 31, 2008 are summarized in the following table:

MINERAL RESERVES SUMMARY as at December 31, 2008
Aurizon Mines Ltd. – Casa Berardi Mine

Area	Category (1)	Tonnes	Gold Grade grams/tonne (2)	Contained Gold Ounces

Underground	Proven	880,000	8.18	231,400
Underground	Probable	2,321,000	8.62	643,400

Open Pit	Proven	407,000	4.16	54,400
Open Pit	Probable	228,000	3.66	26,800

Total	Proven & Probable	3,836,000	7.75	956,000

Notes:

1.

CIM definitions were followed for mineral reserves.

2.

Mineral reserves are estimated at a cut-off grade of 4.4 grams per tonne gold for underground, and 1.2 grams per tonne gold for open pit.

3.

Mineral reserves are estimated using an average long-term gold price of US$750 per ounce and a US$/C$ exchange rate of 1:1.10.

4.

A minimum mining width of three meters was used.

5.

Bulk density is 2.70 t/m3 for Zone 113, and 2.77 t/m3 for other zones.

Methodology – Underground.  Underground  mineral reserves were estimated for a longhole open stoping mining method without pillars, mined in a primary-secondary sequence.  Stopes are backfilled after mining using cemented rock fill or unconsolidated waste rock.  Reserve estimations were based on 3D block models for all zones except the South West Zone; the few remaining zones for which mineral resources were estimated using 2D polygonal methods are not included in mineral reserves.

Methodology – Open Pit.  East Mine open pit reserves are contained in the crown pillar left behind by previous mining.  Open pit mineral reserves were estimated by totaling all material within the designed pit above a pit discard cut-off grade of 1.2 grams/tonne gold, calculated from the following inputs: processing cost of $13.80 per tonne ore, general and administrative  cost of $3.51 per tonne ore, metallurgical recovery of 87%, gold price of C$605 per ounce and dilution of 20%.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

Mineral Resources Estimates

Casa Berardi Mine mineral resources that are exclusive of mineral reserves as at December 31, 2008 are summarized in the following table:

MINERAL RESOURCES SUMMARY as at December 31, 2008
Aurizon Mines Ltd. – Casa Berardi Mine

Area	Category	Tonnes	Gold Grade grams/tonne	Contained Gold Ounces

Underground	Measured	418,000	7.07	95,000
	Indicated	2,050,000	6.38	421,000
	Inferred	3,188,000	7.11	728,000

Open Pit	Measured	310,000	3.11	31,000
	Indicated	2,184,000	5.54	389,000
	Inferred	1,151,000	5.18	192,000

Total	Measured & Indicated	4,962,000	5.87	936,000

Total	Inferred	4,339,000	6.60	920,000

Notes:

1.

CIM definitions were followed for mineral resources.

2.

Mineral Resources are estimated at cut-off grades of:

•

4 grams/tonne gold for the West Mine, Principal Mine and East Mine

•

3 grams/tonne gold for the South West, Inter and 104 zones in the West Mine.  Those zones were estimated by Aurizon in 2000 using 2D polygons on longitudinal sections and reviewed by Scott Wilson RPA (then RPA) in 2005.

•

1.30 grams/tonne gold for East Mine – Open Pit

3.

Mineral resources are estimated using an average long-term gold price of US$750 per ounce, and a US$/C$ exchange rate of 1:1.10.

4.

Minimum mining widths of two to three meters were used.

5.

Mineral resources are exclusive of mineral reserves.

6.

Totals may not represent the sum of the parts due to rounding.

Mining Operations

Prior to Aurizon’s operations, the Casa Berardi underground mine operated from 1988 to 1997, producing approximately 3.5 million tonnes of ore from two sites, the West Mine and the East Mine.  The mineral deposits cover a distance of more than 5.0 kilometers.

Both mining sites were developed as trackless operations, with all material transported to surface via ramp. The maximum depth was 400 meters, which was considered to be the economic limit for ramp haulage to surface.  In 1995, a track drift and a shaft were completed to connect both mines.

In 2006, Aurizon developed the West Mine, sinking a shaft to the 790 meters level, and completing ramp and level development to access mining zones.  Production began in November 2006.  A total of 1.3 million tonnes have been processed to date, primarily from Zone 113.

Mining Method - Underground

Current reserves at the Casa Berardi Mine comprise eight zones at the West Mine, spread over a moderate horizontal distance from each other and located at different elevations, plus open pit and underground areas at the East Mine.  Zone 113, Lower Inter Zone, and the East Mine comprise the bulk of the deposit tonnage.  The zones are of varying thickness, ranging from over 50 meters to less than three meters, which is the minimum mining width.  Most of the

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

hanging walls are subvertical (55º to 85º) and exhibit similar wall characteristics with the exception of the Lower Inter Zone, which in a number of places has relatively shallow hanging wall configurations (less than 45º).

A transverse blasthole open stoping mining method was selected for the Casa Berardi Mine to provide the desired production rate.  Timely supply of both cemented and unconsolidated backfill plays a crucial role in controlling dilution and maintaining a short stoping cycle.  This mining method satisfies all of the geotechnical requirements and constraints and, as a non-entry mining method, has proven to be safe and reliable in similar operations.

A very small part of the mineral reserves is planned for longitudinal sequencing, limited to the fringes of the small zones.  Longitudinal methods have the advantage of lower waste development requirements, however, there is much less flexibility in sequencing and in access, should ground instabilities occur.  These limitations have led Aurizon to reduce the planned use of longitudinal mining methods.  See "Risk Factors – Casa Berardi Mine Ground Stability".

The transverse mining method is used in areas with wide mineralization (10 meters wide or more) and good access from nearby development.  The blasthole longitudinal mining method will be used in areas with narrow mineralization, or long distances from development infrastructure.

Mining Method – Open Pit

East Mine open pit reserves are contained in the crown pillar left behind by previous mining.  The East Mine crown pillar ore will be mined using conventional open pit mining methods based on a truck/shovel operation, with mining equipment operated and maintained by a contractor.  The overburden material will be hauled to the silt disposal and to the till disposal areas near the pit.  The run-of-mine ore will be drilled, blasted and loaded by hydraulic shovels, and delivered by trucks to the stockpile located near the primary crusher, approximately 500 meters from the pit, while the waste will be stored 500 meters away, at the waste dump.  In subsequent years, the waste will be used as backfill material in the West Mine.

Mineral Processing

The Casa Berardi ore processing plant originally commenced production in September 1988.  Production was suspended in September 1997.  During this initial production period, the plant is reported to have processed 3.5 million tonnes of ore with an average grade of 7.1 grams/tonne gold and an average mill gold recovery of 87%.  A total of 688,400 ounces of gold are reported to have been recovered.

Aurizon re-started production in early November 2006, achieving commercial production as of May 1, 2007.  Mine production through December 31, 2008 is summarized in the following table:

CASA BERARDI ANNUAL PRODUCTION

Aurizon Mines Ltd. – Casa Berardi Mine

Year	Tonnes	Gold Grade grams/tonne	Gold Ounces Recovered	Recovery (%)

2006	68,481	8.6	17,731	93.9
2007	545,258	9.8	159,469	93.0
2008	654,397	8.2	158,830	92.5

Total/Average	1,268,136	8.9	336,030	92.7

Production Forecast

It is estimated that the Casa Berardi Mine will produce between 150,000 to 155,000 ounces of gold in 2009 at an average grade of 7.9 grams of gold per tonne.  Average daily mine production is estimated at 1,800 tonnes per day,

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

in line with 2008.  The slight decrease in gold production from 2008 is attributable to lower average gold grades.  Approximately 60% of the production will come from Zone 113, 30% from the recently developed Lower Inter Zone, and the residual 10% from smaller zones and development material.

Based on the current life of mine plan, the mill facilities will process 1,800 tonnes per day (640,000 to 690,000 tonnes per year) of underground ore for 2009 to 2011, followed by two years at 2,300 tonnes per day (850,000 tonnes per year), using open pit ore to supplement underground feed.  Life of Mine projected mill recoveries are 92.7% for Zone 113 and Lower Inter Zone, based on recent operating results, and 87% to 88% for other zones, based on results from the original operation.

Life of Mine Plan

The mine and mill complex were designed to produce and process 803,000 tonnes of ore per year at a rate of 2,200 tonnes per day.  Difficult ground conditions and bottlenecks in stope preparation currently limit underground production to 650,000 to 690,000 tonnes per year (1,800 tonnes per day).  The current life of mine plan is based on a return to 2,200 tonnes per day in 2011, using open pit ore from the East Mine to supplement mill feed from underground.

The life of mine plan calls for a total of 3.8 million tonnes of ore grading 7.8 grams per tonne gold, to be mined over five years (2009 to 2013) from Zone 113, Lower Inter Zone, and six smaller West Mine zones, plus open pit and underground production from the East Mine.

Environmental Considerations

The primary mine waste produced at the site are tailings and waste rock.  The site includes an existing tailings pond with three tailings cells, a polishing pond for settling iron arsenate precipitates, and a process water pond.  The system has undergone regulatory review and permits remain in place for use in mine water management and operation of the tailings basin.  The cell capacity allows the storage of tailings up to December 2010.  Other studies are currently underway to reassess the capacity of existing storage cells and to determine when an extension of the tailings will be necessary.  Studies are also currently underway to optimize the treatment of arsenic by ferric sulphate precipitation and for a more thorough characterization of the tailings, as requested by the government bodies as part of an update to the restoration plan.

Waste rock is stored on surface pursuant to a certificate of authorization.  Characterization in 2008 showed that it is not acid generating.  All underground waste rock is expected to be disposed of underground as backfill for mining operations.

The primary source of water for the site is the reclaim water from the process water pond.  Fresh water use at the mill is limited and represents a minimal percentage of the mill discharge.  Where practical, all fresh water drainage into the tailings ponds has been diverted away from the basins to minimize contamination of clean surface drainage.

Mine water pumped from the mine dewatering systems contains elevated levels of suspended solids and arsenic.  Other metals are typically at concentrations well below effluent standards.  Residual nutrients from explosives are also present.  Mine water is treated with ferric sulphate to precipitate arsenic and is discharged into Cell #2 for settling.   Since the restart of operations, the final effluent has not presented toxicity to rainbow trout, but did present toxicity to daphnia on one occasion.

Tailings slurry may contain elevated levels of cyanide, cyanide metal complexes, cyanide degradation products and arsenic.  Aurizon has implemented the SO2/Air process for cyanide destruction in the slurry discharge before release to the tailings pond.  Ferric sulphate is added to the discharge of the tailings pond cells and of the polishing pond.  This effectively eliminates soluble arsenic, cyanide, and cyanide metal complexes from the discharge.  While the SO2/Air process produces elevated levels of cyanate (CNO), this compound is not likely to be present at toxic levels as it naturally degrades in the tailings pond, and ammonia is formed.  Storage of the water in the tailings ponds, polishing pond, and process water pond assists in nitrification of the water to reduce ammonia levels.  Elevated levels of ammonia can usually be controlled through aging of the effluent and pH adjustment to lower levels to

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

reduce the levels of the un-ionized ammonia in the discharge (the toxic form of ammonia).  Regulations require monthly monitoring of acute toxicity during periods of discharge of final effluent.

Aurizon has completed the first cycle of the follow-up Environment Effect Monitoring (EEM) study at the Casa Berardi Mine.  Six cycles are required to confirm whether the effluent has an effect on the environment.  The final effluent from the Casa Berardi Mine empties into the Kaakakosig Creek.  An effluent may have an effect on the environment even if it meets required standards.

Additional expenditures related to environmental compliance may be required in future in connection with supplementary tailings cell (requirements are under evaluation) and a potential requirement for the construction of a new pipeline to discharge effluent to a larger containment pond.   Mine closure costs would include reclamation of a potential supplementary tailings cell, interim treatment of the tailings discharge after closure to further reduce arsenic levels, and updated restoration plan.    See also "General Development of the Business – Environmental Protection and Reclamation Obligations.

Exploration and Development Plans

Sustaining capital expenditures at the Casa Berardi Mine are estimated to be $13.0 million in 2009, primarily for the development of the upper and lower portions of Zone 113 and of the Lower Inter Zone.  An additional $6.9 million is planned for infrastructure and equipment improvements.

A total of $8.5 million is budgeted for exploration in 2009, including $3.5 million on underground development and infrastructure, and $5.0 million on approximately 35,000 meters of underground drilling.

Exploration will focus on the completion of the exploration drift at the 810 meter level of the West Mine, and approximately 14,000 meters of drilling, to test the depth extension of Zone 113 and the continuity and extension of Zones 118 and 123-South.

In addition, approximately 21,000 meters of infill drilling is planned on the north and upper limits of the Lower Inter Zone, the eastern part of Zone 113, and Zones 109 and 115.

Work will continue to upgrade mineral resources to mineral reserves with a view to extending and optimizing the current mine plan.  In 2009, Aurizon has initiated a feasibility study to finalize the technical parameters and related costs of mining the East Mine crown pillar by open pit.  In addition, Aurizon  has initiated a  scoping study investigating the relative risks and opportunities of mining the Principal Zone crown pillar by open pit.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

JOANNA GOLD PROJECT

The Joanna Gold Project comprises 111 contiguous claims.  Details of Aurizon's interests and commitments are set out in the following table.

Claims	Ownership/Title	Royalties	Remaining Payments to Exercise	Remaining Work Commitments

Original Joanna (67 Claims) (1)	Option for 100%	2% NSR	$100,000	__

O’Connor (3 claims)	100%	__	__	__

Henriksen (20 Claims)	Option for 100%	2% NSR	$50,000	__

Vantex (Heva) (2 Claims)	75%(2)	2.5% NSR(3)	__	__

Alexandria (19 claims)	Option for 100%	2% NSR(4)	$1,600,000(5)	$650,000

Notes:

(1)

Twenty five (25) of these claims form part of the Heva block.

(2)

Undivided.

(3)

Aurizon has an option to purchase 0.75% of NSR for $500,000.

(4)

Also a 2% gross overriding receipts royalty on diamonds.  Aurizon has an option to purchase 1% of the NSR for $2 million.

(5)

Payable in Common Shares having an equivalent market value determined in accordance with the agreement.

Information in this Annual Information Form that is of a scientific or technical nature relating specifically to the Joanna Gold Project is derived from a NI 43-101 Technical Report dated March 30, 2009 prepared by SGS Geostat Ltd.. ("Geostat"), entitled Technical Report, Resource modeling and estimation update, Joanna gold deposit, Aurizon Mines Ltd.  (the "Geostat Report"), and from a NI 43-101 Technical Report dated May 22, 2008, prepared by BBA Inc. (“BBA”), entitled “Preliminary Assessment for the Joanna Gold Project” (the “2008 Preliminary Assessment”) copies of which have been filed under the Company's profile at www.sedar.com.

Property Description and Location

The Joanna Gold Project comprises 111 contiguous claims located along the Cadillac Break, in the Joannès Township.  The project area is 20 kilometers east of Rouyn-Noranda, next to Highway 117, in the Province of Quebec, two (2) kilometers north-east of the Rouyn-Noranda airport.  The project area extends east-west for more than 8 kilometers and reaches 3 kilometers in width.

From 1944 to 1949, two underground mines, Hosco and Heva, were in operation on the Original Joanna claims. Some concrete slabs remain as witness of the past mining operations. The old shaft collar of the Hosco mine is accessible via the north-south gravel road.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

QUEBEC
359000E
364000E
369000E
5350000N
5345000N
5340000N
Ruisseau Davidson
Henricksen
Feifer
O.Conner
Doyon 10Km
Cadillac Break
Old Workings
Old Workings
Feifer
Vantex
Alexandria
Rouyn 15km
117
Felsic Volcanics
Mafic to Ultramafic
Timiskaming Sediments
Pontiac Sediments
Conglomerate
Felsic Intrusive
Mafic Dykes
Mineral Resources
0
2km
AURIZON MINES LTD.
JOANNA Project (Quebec)
Regional Geology

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Joanna Gold Project area lies approximately 20 kilometers east of Rouyn-Noranda, along the Highway 117.  Provincial road 117 connects Rouyn-Noranda to Montreal. The property is accessible via a gravel road to the old shaft collar of the Hosco mine. The north-south gravel road crosses a railway line, which runs east-west. The nearest commercial airport, Rouyn-Noranda Airport, is located two (2) kilometers south-west of the property.

The area has average temperatures ranging from -16°C in winter to 17°C in summer. The average annual temperature is 1.6°C and the average total precipitation is 926 mm. Rain precipitation is highest in September, averaging 103 mm of water. Snow precipitation is registered between October and April, but its peak falls on the period between November and March, when its monthly average reaches 26 mm, expressed in mm of water.

The Abitibi region has a long history of mining activity, and mining suppliers and contractors are locally available. The town of Rouyn-Noranda has a population of more than 39,000 citizens. Rouyn-Noranda and Val-d’Or could provide qualified personnel for a new mine. All major services are available in these cities. The area is traditionally a mining area with several mines in operation and active exploration companies.

Some concrete slabs remain as witness of the past mining operations. The old shaft collar of the Hosco mine is accessible via the north-south gravel road and crosses an east-west railway. A 120 kV power line passes 2.7 kilometers north of the Hosco deposit while local electrical distribution is provided from the power line along Highway 117.

Topography is generally flat. The elevation varies between 300 and 320 meters above sea level.  A 350 meters above sea level hill is located south-east of the Hosco deposit. The property is poorly drained and mainly covered by a

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

swamp. The slope is gently dipping towards the north in the swamp. The Joanna property overburden has a thickness of 5 to 15 meters.  The vegetation of the surrounding area is characterized by trembling aspens and balsam poplars. Formations of balsam fir trees are in pure settlements or associated white spruce and, to a lesser extent, black spruce are present. The Stitchman stream crosses the property.

History

The Joanna Gold Project area has been explored over the last sixty years.  None of the historical statements of resources or reserves by previous owners are NI 43-101 compliant and their reliability has not been established.

Hosco Claims

1944-1945:

Hosco Gold Mines completed a magnetic survey and 81 diamond drill holes totaling 20,000 meters.

1946:

Sinking of an inclined shaft (55°) to a vertical depth of 131 meters.  Three working levels developed, at 40 meters, 80 meters, 120 meters below surface.

1946-1947:

Completed drifting and crosscutting on the three levels for a total of 2,399 meters.

1948-1949:

Production reported at a rate of 100 tonnes/day.  A total of 45,872 tonnes grading 6.58 grams of gold per tonne were reported to have been extracted from 9 shrinkage stopes and milled at the nearby mill of McWatters Gold Mines Ltd.  Mill head was reported as 4.90 grams of gold per tonne.

1949:

Production ceased.

1949-1972:

No work performed.

1972:

The property is staked by Gaston and Yvon Vezina.

1973:

Pre NI 43-101 ore reserves calculations were prepared by Derry, Mitchener and Booth.

1979:

SOQUEM acquires the mining rights.  Re-logging of the 1944-1945 diamond drill holes.  Some sections are re-assayed.

1980-1981:

SOQUEM drilled 7 holes totaling 1,128 meters.  Compilation of previous work resulted in a revised estimation of ore reserves by SOQUEM.

1984:

SASU Investments Inc. options the property.  An economic evaluation by Roche Ltd.  resulted in outlining comparable ore reserves as that completed by SOQUEM.  Ten diamond drill holes totaling 2,988 meters were completed.  New ore reserves calculations by Louvicourt Mining Management Company Ltd. ("LMM").

1985:

Jean Descarreaux and Associates Ltd. completed an economic assessment and review of the SOQUEM  and LMM reserve estimates.

1986-1987:

LMM, agent for Eastern Mines Ltd. and Silver Sceptre Resources Ltd. completed a $4.1 million exploration program consisting of 9,798 meters of diamond drilling to a depth of 100 meters, 389 meters of overburden drilling, 484 meters of exploration ramping to a vertical depth of 80 meters, 238 meters of drifting, 20 meters of raising, and extraction of approximately 21,555 tonnes of mineralization stockpiled on surface.  The surface stockpile remains in place.

Metallurgical testing of four 10 kilograms drill core samples and metallurgical testing of one composite core sample was also completed.  Evaluation of the NITROX process using the Hosco

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

gold mineralization conducted.  A total of 15 grab samples of Hosco mineralization and 15 grab samples of Hosco barren waste rock collected to estimate the specific gravity of the Temiskaming Group sediments and the gold-bearing mineralization.

1997:

The access ramp was blocked and the portal was filled in at the request of the Minister of the Environment of Quebec for security purposes.

1998-2004:

1149127 Ontario Inc.  acquires 100% interest in the property, subject to a 1% net smelter royalty held by Cambior.  1149127 Ontario Inc. property transfer to 90569 Canada Inc.

2004:

Chris Davis, M..Sc., P.  Geo, completed an assessment of the historical work on the property for 90569 Canada Inc.

2006:

Aurizon options the property from 90569 Canada Inc.  A total of 2% net smelter royalty is held by 90569 Canada Inc. and IAMGOLD (formerly Cambior).  Aurizon commences computerization of the historical data and initiation of an independent estimation of resources by Geostat.

Heva Claims

The Heva gold property has been explored over the last sixty years by various owners and optionees, as indicated below.

1944-1945:

Heva Cadillac Gold Mines Ltd. drilled 56 diamond drill holes totaling 9,960 meters.  A-50 degrees North inclined three compartment shaft was excavated to a vertical depth of 122 meters.  Underground work consisted of drifting and crosscutting on 84 meters and 122 meters levels.  In 1946 Company name change to Heva Gold Mines Ltd.

1947:

The shaft was deepened to a vertical depth of 177 meters and the 160 meter level was excavated.

1948:

Mines and Resources Canada completed an investigation of the Heva gold mineralization.  The report indicated that the 99% of the gold could be recovered by direct cyanidation.  Seven underground drill holes were completed from the 122 meters level.  Nine surface drill holes were completed.  Operations are suspended and the mine is allowed to fill with water.

1951-1953:

The mine is dewatered and underground operations are resumed.  A total of 47,475 tonnes of ore grading 6.86 grams of gold per tonne is reported to have been produced before the operations are stopped due to a shortage of mine labor.  A total of 960 meters of drifting and crosscutting was completed from 1946 to 1953.

1975:

Yvon and Gaston Vezina acquire the mining rights.

1978-1981:

SOQUEM Exploration options the property.  The surface geology is mapped and the base line resurveyed.  A total of 6,920 meters of surface diamond drilling is completed.

1982:

SOQUEM Exploration completed a detailed mineralogical study, consisting of 69 thin sections from the 1980 and 1981 diamond drill core.

1983:

SOQUEM Exploration completed a humus geochemical survey.

1984:

SASU Investments Inc. acquires an option to the property.

1985:

New Goldcore Ventures and Amberquest Resources Ltd option the Heva Block.  Ovaltex Inc. engaged to complete 28 surface diamond drill holes totaling 7,967 meters.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

1986 - 1987:

LMM, agent for Eastern Mines Ltd., and Silver Sceptre Resources Ltd. completed 11,126 meters of surface diamond drilling and installation of access road, powder storage, sedimentation basin, septic system, new power line, service building, dewatering facilities, hoist and a head frame in preparation for completion of an advanced underground exploration program.  The program was suspended on July 28, 1987 due to surface overburden caving into stope 2-15 shortly after dewatering had started.

1987-1988:

LMM, agent for Eastern Mines Ltd. and Silver Sceptre Resources Ltd. completed exploration program consisting of 7,614 meters of surface diamond drilling, evaluation of the 2-15 cave in area, sinking of vertical three compartment 7 meters by 3 meters shaft to a depth of 227 meters, 260 meters of cross cutting, 122 meters of drifting on the new 200 meter level and 148 meters of underground bazooka drilling.  The 2-15 stope assessment consisted of a seismic survey, overburden drilling, 32 diamond drill holes and an overburden analysis.  Shaft stations were excavated to correspond to the same levels within the old workings and a 40 meter pillar was established above the new 200 meter level.  A loading pocket was established on the 200 meter level.  A total of 1,386 tonnes of mineralization was extracted and piled on surface.

1999:

T.  P.  O’Connor acquired Lots 24 and 25 in Range VI of Joannes Township.

2004:

Mineral rights are transferred to Vantex Resources Limited.

2005

Stellar Pacific Ventures signs agreement to carry out exploration work and acquire 25% of the property.

2007

Aurizon acquires an option on 100% of the 75% ownership interest of Vantex Resources Limited in the two Heva claims.

Geological Setting

Regional

The Joanna Gold Project (formerly the Hosco-Heva) is situated in Joannes Township in the south central portion of the Abitibi Greenstone Belt, within the superior structural province of the Canadian Shield.  All rocks are archean in age except for the late crosscutting proterozoic diabase dykes.

The Rouyn-Noranda mining district is well known for its polymetallic volcanogenic massive sulfides deposits associated with the Blake River Group but several gold-only deposits in the immediate vicinity of the Cadillac Break have been defined over the years.

The main structural feature of the region is the Cadillac Break. It is a large-scale regional tectonic feature extending for 200 km from Kirkland Lake, Ontario to Val d’Or, Quebec. It generally strikes east-west and dips northward and is characterized by a wide zone of talc-chlorite-carbonate schist separating the Temiskaming and Cadillac groups. Other local scale north easterly trending faults occur throughout the region.

Local Geology

The east-west striking zone favorable for gold mineralization is closely related to the Cadillac Fault. It is underlain from south to north by sedimentary rocks of the Pontiac, Temiskaming and Cadillac groups. The Pontiac and Temiskaming groups are mainly composed of graywackes. Temiskaming group is identified by extensive polygenic conglomerate units. The Cadillac group occurs north of the Cadillac fault. It mainly consists of greywacke with siltstone, mudstone and arkose units. A few diabase dykes also cut the host sedimentary rocks.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

Deposit Types

The gold deposit at the Joanna Gold Project is a sediments hosted orogenic gold deposit related to the structural control of the Cadillac Fault. Mineralization is mainly developed in the form of finely disseminated sulfides envelopes (pseudo-lenses) with minor quartz veining in Cadillac group sediments in contact with mafic layers corresponding possibly to sill. The main brittle ductile deformation comprising the Cadillac Fault is concentrated in these metasedimentary layers. The genetics of the deposit has not been studied in detail. Historically, previous exploration was focused on quartz veins within the deformation and mineralization corridor where gold was present in higher grades.

Mineralization

Gold appears to be mainly associated with finely crystallized sulfides in a biotite rich schist with minor deformed millimetric to pluri-centimetric quartz veins. The more continuous and gold rich zones seems to be associated with a white mica alteration. Mineral assemblage also includes variable concentrations of silica, carbonate, albite, garnet and possible other alumino-silicates. Amphibole and tourmaline rich replacement zones have been locally identified.

Gold enrichment is adjacent to Cadillac Fault which is associated to a rich chloritic unit. This gold enrichment is related to fine grain arsenopyrite in a biotite rich matrix. The veins are included within a 100 to 190 meter wide lower grade halo of 0.5 to 2.0 grams per tonne. The corridor extends along a 2,200 meter east-west trend and can be followed down to a depth of 400 meters. Mineralization follows multiple distinct zones, along a dip of 55 degrees to the north with a western plunge.

The historical work focused on separating and labeling narrow high grade lenses. These high grade zones are found within the new zones defined by the 2007-2008 Aurizon drilling campaign. The latter was executed with the approach of defining larger mineralized zones for the evaluation of open pit potential of the lower grade, higher tonnage material.

Main mineralization styles can be grouped by five difference types of Zone.  The different types of zone do not always respect a clear stratigraphic order, and in some sections South Zone 2 (SZ2) and South Zone (SZ3) merge to create a complex series lenses parallel to the Cadillac fault with variable width and dip extension. In a general way, gold bearing envelopes are represented by a single, continuous lens on the north side of the fault and by two or three main lens on the south side of the fault. The latter is mainly composed of SZ2 with variable amounts of SZ3. Main branches can reach real thickness up to 50 meters. The large envelopes are often interpreted to separate in several thinner branches that can pinch and swell. The largest part of the braches south of the fault form westward plunging oreshoots. In the high grade zones of underground openings mapping and sampling plans, Geostat observed continuous mineralization with some pinch and swell along the partially mined out quartz vein high grade zone, even this high grade zone within the low grade corridor is always there with variation of the thickness and grades. The mineralized system is continuous.

Generally speaking, most of the zones look alike in terms of structure and mineralization, some differentiate lightly by the content in quartz vein, arsenopyrite, pyrrothite, pyrite, white mica, carbonate, biotite and chlorite but for now they are believed to be all related to the same geological event with variations in the alteration assemblages and degree of deformation. Narrow, widely spaced, quartz veins with higher grades have been intersected. Deformation within the sediments can be difficult to evaluate as a result of recrystallization of some minerals at superior greenschist to amphibolite facies metamorphism. Interlayered chloritic units are strongly deformed with tectonic breccias and gauge associated with the Cadillac Fault system. Some sediment intervals show mineral segregation in a tectonic fabric and sulfides remobilization along foliation planes indicating a strong ductile deformation level. Vein folding and orientation within the different types of zone suggest a gradual decrease in deformation intensity from the Cadillac Fault to the south.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

Exploration and Drilling

Since 2006, Aurizon has carried out extensive computerization and integration of the historical data.  Surface mapping was carried out in the summer of 2006.  Exploration holes were incorporated into a database in electronic format at the end of 2006.  Easily computerized reliable underground data is also included in the new database.

In September, 2007, a total of 11,200 meters from 25 holes, with 6,844 samples were incorporated into a new mineral resources estimate prepared by Geostat.  In 2007, 20,647 meters from 62 holes were completed on the Hosco sector, and 26,269 meters from 42 holes were completed on the Heva sector.

Surface exploration drilling during 2007 intersected narrow veins with high gold grades along the western extension of the Heva block.  Ten of the twenty-two holes completed along the western block returned grades above 7.0 grams of gold per tonne over an average width of 1.3 meters, including six (6) holes above 13.0 grams of gold per tonne. Mineralization has been identified in three distinct gold bearing trends over a distance of 1.7 kilometers, each one extending along the Cadillac Fault for 150 meters at depths of between 300 to 500 meters.

Mineralization follows multiple distinct zones along a dip between 50 and 60 degrees to the north with a western plunge.  Current mineral resources are restricted to a 100 to 190 meters wide lower grade halo of 0.5 to 2.0 grams of gold per tonne.  Mineralized zones along this corridor plunge to the west, and are usually narrower and less continuous in the western block and wider and more continuous in the eastern block.

A mapping and sampling campaign was conducted on the Henriksen claims during the summer and fall of 2007.  Values from 237 rock samples and 1,077 soil samples collected throughout the property led to the trenching and channel sampling of 13 selected areas.

In May 2008, Aurizon received the 2008 Preliminary Assessment from BBA Inc., which concluded that based upon the September 2007 mineral resources estimate for the East block (Hosco) above the 200 meter level, the Joanna Gold Project was potentially feasible as a standalone open-pit mine operation.  BBA recommended that additional work be undertaken to advance the project to the pre-feasibility stage.  The report also provided guidelines on the environmental risks.

Based on the preliminary pit optimization studies and mine design in the 2008 Preliminary Assessment report, diluted in-pit resource contained in the detailed pit design amounted to 9.08 million tonnes at an average grade of 1.5 grams of gold per tonne in the indicated category and 9.07 million tonnes at an average grade of 1.4 grams of gold per tonne in the inferred category, based on a cut-off grade of 0.5 grams of gold per tonne. The overall life of mine strip ratio was estimated at 3.4 tonnes of waste per tonne of ore, with an inter-ramp pit slope of 55 degrees. Total metal recovered was estimated at 653,000 ounces of gold assuming a mill recovery of 77%.

The 2008 Preliminary Assessment is preliminary in nature.  It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized.

During 2008, an infill drilling program was completed within the limits of the proposed pit outline of the Hosco Block and the results of all exploration drilling performed outside of that pit above 300 meters.  In 2007 - 2008, 134,489 meters from 470 holes were completed.

In March 2009, an updated mineral resource estimate was completed integrating the results of the 2008 infill drilling program.  See “Mineral Resources Summary” below.

Sampling, Method and Approach

Sampling intervals are determined by the Aurizon geologist depending on the nature of alteration and the presence of mineralization. Due to the disseminated, homogenous and often discrete nature of the low grade ore, definition holes are generally completely sampled.  Sampling of the longer exploration holes depends on the geologist’s

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

judgment since various intervals of poorly altered and mineralized rocks may be encountered. Density of sampling in these cases is often above 50% of the hole length.  Samples are generally 1.5 meters long, giving representative results of the generally homogenous and wide low grade ore. Particular punctual features can be tested by shorter samples needed. A cut-off grade of 0.5 grams per tonne gold over 5 meters is required, to be included in the resources category.  After logging, the sections to be assayed are indentified.  The core is sawn in half and samples are bagged and sent to the laboratory.

Sample preparation, analysis and security at the Joanna Gold Project are consistent with industry standards.

Sample Preparation, Analysis and Security

All of the new drill hole samples are assayed at ALS Chemex in Val d’Or .  The Core is split using an electric core saw, bagged and tagged at the core shack and sent to the laboratory.  NQ core from surface exploration hole is split in half to preserve a witness.  For the old historical holes, ½ of a ½ is sampled and the other part retained.

Data Verification

Geostat conducted an analytic verification of selected core samples.  The database assay table was verified against the original paper logs on a random basis and did not find major errors during its validation process.  The collar location, azimuth, dip, hole length, assay values, and assay length were checked.  Available historical cross sections on paper were reviewed and compared with on screen equivalent cross sections.  Geostat concluded that the drill hole database is adequate to support a mineral resources estimate.

In a site visit in the summer of 2008, a set of 147 independent duplicates (quarter core) were collected from nine 2008 core holes at core shack in Rouyn and sent to SGS Lakefield lab for verification. Despite a fairly significant scatter of original and check values, that second set of check sample data did not show any sign of bias with the average duplicate grade equal to the average original grade (both are 1.55grams/tonne).

Quality Assurance and Quality Control

In addition to the normal laboratory quality control program, Aurizon has a quality program to secure the validity of the results.  The QA/QC program has four steps: 1) Insertion of a standard reference material at every 25 samples.  Three standards are used: 1.02g/t, 4.75g/t and 9.65g/t, and are randomly inserted. 2) 10% of the coarse reject of the samples of the first laboratory are re-assayed at a secondary laboratory; 3) Most continuous mineralized intervals are reassayed. Coarse rejects are done with AA and gravimetric finish to obtain a second result and the original pulp is tested with gravimetric finish to repeat the first laboratory result; 3) insertion of blanks within identified mineralized zones, frequency varies according to intersected zones; 4) for the old holes (101 holes recovered (64 holes on Hosco)): re-assays are done on 20% of the holes. In addition, new samples are taken on extensions of already sampled sections, and this is done on all the old recovered holes.  BBA and Geostat both consider the Aurizon procedures to be valid and adequate to detect anomalies in the sampling and analysis process, should any major problem occur.

Mineral Resource and Mineral Reserves Estimates

There are no mineral reserves estimated for the Joanna Gold Project.

Mineral Resources Estimate

An updated mineral resource estimate was completed in 2009 for the Joanna Gold Project by Geostat.

The updated measured and indicated mineral resource estimate integrates results of the 2008 infill drilling program completed within the limit of the proposed pit outline of the Hosco Block contemplated by the 2008 Preliminary Assessment and the results of all exploration drilling performed outside of that pit contour above a 300 meters depth.  The inferred mineral resources are estimated down to 600 meters.

Joanna Gold Project estimated mineral resources as at December 31, 2008 are summarized in the following table.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

MINERAL RESOURCES SUMMARY as at December 31, 2008 Aurizon Mines Ltd. – Joanna Gold Project
Mineral Resources		Tonnes	Grade Grams/tonne	Gold Ounces
Measured	Hosco	18,500,000	1.4	827,000
Indicated Indicated	Hosco Heva	11,100,000 4,200,000	1.3 1.9	446,000 257,000
Total Measured and Indicated		33,800,000	1.4	1,530,000

Inferred Inferred	Hosco Heva	19,800,000 8,600,000	1.2 1.8	774,000 488,000
Total Inferred		28,400,000	1.4	1,262,000

Notes:

1.

CIM definitions were followed for mineral resources.

2.

Mineral resources which are not mineral reserves do not have demonstrated economic viability

3.

Measured and indicated mineral resources are reported to a depth of 300 meters and at a cut off grade of 0.5 grams of gold per tonne.  Inferred mineral resources are related to a depth of 600 meters at a cut off grade of 0.5 grams of gold per tonne.

4.

Historical production of 9,700 ounces (Hosco) and 10,700 ounces (Heva), has not been subtracted from indicated and measured resources.

Aurizon holds an option to earn a 100% interest in the mineral claims of the Hosco sector, the Heva sector covers mineral claims under two different option agreements, namely the Vantex agreement and option agreement covering the Original Joanna claims.  Aurizon holds a 75% interest in the claims acquired under the Vantex agreement, with the residual 25% interest held by Stellar Pacific Ventures Inc, subject to dilution, and an option to earn an 100% interest in Original Joanna claims. Mineral resources contained in the Vantex claim blocks comprise indicated mineral resources of 2.01 million tonnes at an average grade of 2.4 grams per tonne, and inferred mineral resources of 1.39 million tonnes at an average grade of 2.0 grams/tonne (at a variable cut-off with depth from 0.5 to 3.0 grams/tonne).

The above resource estimates are based on surface drill hole as well as underground drill hole and channel data by Aurizon and previous owners. The new surface core drill holes by Aurizon amounts to 470 holes totaling 134,489 meters. Holes were drilled between sections 4200E and 9700E. The bulk of the new holes are infill drilling in the Hosco block at an average spacing of 25 meters between section 8200E and 9300E and to a depth of about 200 meters.

The Joanna Gold Project mineral resources were estimated by a Geostat qualified person (M. Dagbert) using digital block models.  The mineralized zones are delimited by the drill hole intercepts, the cross section ore envelopes are subsequently transferred into level plans for estimation. Mineralized solids are filled with 5mE x2mN x 5mZ regular blocks. The grade of each block is kriged from the capped grade of nearby 2 meter composites defined along the mineralized hole intercepts. Specific gravity used is 2.66 t/m3 in the Hosco sector and 2.68 t/m3 in the Heva sector. Capping limit for the grade of 2 meter composites is 15 grams per tonne in both Heva and Hosco sectors. With that limit, gold loss is 6.2% in the Heva sector and 5.5% in the Hosco sector.

Exploration and Development Plans

Two (2) drill rigs are currently active on the Joanna Gold Project, one to test a deep exploration target 400 to 700 meters down-plunge from the existing mineral resource contour, and a second drill rig is testing geophysics targets in the northern part of the property and will explore the main horizon along the Alexandria claims, to the east of the Hosco Block.  Following the updated mineral resources for Hosco by Geostat, Aurizon immediately appointed BBA to prepare  a pre-feasibility study incorporating the resource estimate on the Hosco block as at December 31, 2008 and the results of metallurgical testwork, geotechnical and geomechanical studies and required environmental studies currently in progress.  In addition, a preliminary economic assessment study will be initiated on the Heva (West) block.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

OTHER NON MATERIAL MINERAL PROPERTY INTERESTS

Kipawa Gold-Uranium-Rare Earth Project (non-material property)

Information of a scientific or technical nature regarding information contained in this Annual Information Form regarding the Kipawa Gold-Uranium Project has been prepared under the supervision of Mr. Martin Demers, P. Geol., Exploration Manager of the Company and a Qualified Person as defined by National Instrument 43-101.

The Kipawa Gold-Uranium-Rare Earth Project is an early stage exploration project located approximately 100 kilometers south of Rouyn-Noranda, in the Temiskaming region. The project area consists of three non-contiguous blocks. The northwest block (Block “NW”) consists of 564 contiguous mining titles, covering 330.1 km². The east block (Block “E”) consists of 896 contiguous mining titles covering 526.1 km².  The south block (Block “S”) consists of 25 contiguous mining titles covering 14.7 km². The mining titles are all in good standing and are currently 100% registered under the name of Aurizon.

The Kipawa Gold-Uranium Rare Earth Project was initially acquired by Aurizon for its gold potential on the basis of a government regional stream sediment survey. Exploration programs performed in 2007 and 2008 included regional till sampling, prospecting, geophysics and soil geochemistry, which led to the discovery of rare earth elements (REE) mineralization.

In 2009, Aurizon intends to continue its focus of exploration on the main gold targets previously identified by gold dispersion in till in 2008. A compilation of historical data, interpretation of geophysical surveys and study of gold grains (size, shape) obtained from glacial till sampling will be performed to better define drill targets and potentially reduce the project area.

Beaufor Royalty Interest

The Beaufor Mine, situated 16 kilometers east of Val d'Or, Quebec, is comprised of 12 mineral claims, one mining lease and one mining concession with a combined area of approximately 92 acres in Pascalis and Senneville Townships.  Access to the property is by a gravel road, which connects to highway 117.

In May 2001, Aurizon sold to Richmont Mines Inc. Aurizon’s 50% interest in the Beaufor Mine and Aurizon’s 100% interest in the adjacent Perron property.  The Company retains a gold-indexed royalty on future gold production from the Beaufor Mine and Perron property.  On the first 220,000 ounces of gold production from Beaufor, the Company receives royalties of $5 per ounce on 50% of the production when the prevailing gold price is greater than US$280 per ounce, and $12.50 per ounce when gold prices are above US$300.  On production in excess of 220,000 ounces, the Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  As at December 31, 2008, the Beaufor Mine had produced 285,222 ounces of gold pursuant to the royalty agreement.  During 2008, the Company received royalties totaling $0.5 million in respect of the Beaufor mine (2007 - $0.4 million).

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.

RISK FACTORS

Management of the Company considers the following risks to be the most significant risks related to the Company and its business, but such risks do not necessarily comprise all those associated with an investment in the Company.  Additional risks and uncertainties not currently known to management of the Company may also have an adverse effect on the Company's business.  If any of these risks actually occur, the Company's business, financial condition, capital resources, results and/or future operations could be materially adversely affected.  In such a case, the price of the Company's shares could decline and investors could lose all or part of their investment.  See also "General Description of the Business – Competitive conditions", "Economic Dependence" and "Environmental Protection and Reclamation".

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

RISKS RELATED TO FINANCIAL MATTERS

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.

The Company is currently party to certain gold and currency price protection contracts with the objective of mitigating adverse changes in the price of gold and currency exchange rates.  While such arrangements are intended to mitigate the risks associated with price volatility, there is no assurance they will be effective and as a result of such arrangements the Company may not participate fully in rising commodity prices and may not achieve average market prices.  The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

Failure to Achieve Production Estimates

Estimates of future production for the Casa Berardi Mine as a whole are derived from the mining plan.  These estimates are subject to change.

There is no assurance that production estimates will be achieved.  Failure to achieve production estimates could have a material and adverse effect on any or all of the Company's future cash flow, results of operations and financial condition. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores and estimated rates and costs of production.  Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below:

•

actual ore mined varying from estimates in grade, tonnage, and metallurgical and other characteristics;

•

mining dilution;

•

stope failures or cave-ins;

•

industrial accidents;

•

equipment failures;

•

natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;

•

encountering unusual or unexpected geological conditions;

•

changes in power costs and potential power shortages;

•

shortages of principal supplies needed for operation, including fuels, water, equipment parts and lubricants;

•

litigation;

•

strikes and other similar actions by contractors and subcontractors; and

•

restrictions imposed by government agencies.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to our property or the property of others, monetary losses and legal liabilities.  These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable.  Estimates of potential production from properties not yet in production are based on similar factors (including, in some instances, economic assessments prepared by our personnel and/or outside consultants), but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.  Delays often can occur in the commencement of production.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

Estimates of expected cash operating costs are, to a large extent, based upon the current mine plan including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, expected extraction rates, and other factors.  Any variance in any of the foregoing could result in material variations in actual cash operating costs and economic returns.  See "Description of the Business – Casa Berardi Mine – Mining Operations".

Foreign Exchange and Currency Fluctuations

Currency fluctuations may affect the cash flow that the Company may realize from its operations as its products are sold in world markets in United States dollars and the Company's operating costs are incurred primarily in Canadian dollars.  The Company may, in future, if it considers it advisable, enter into other or additional hedging arrangements with a view to reducing some risks associated with foreign exchange exposure.

To manage the Company’s currency exposure on its U.S. dollar gold sales and its Canadian dollar denominated long-term debt, the Company has entered into foreign currency contracts, allowing the Company to convert U.S. dollars into Canadian dollars at an average exchange rate of 1.11.  Aurizon is not subject to margin calls on the mark to market value of the contracts.  However, there is no assurance that the Company’s hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Gold Hedging Activities May Limit the Price Realized for Gold Produced

In connection with the project financing obtained to build the Casa Berardi Mine the Company has entered into certain gold hedging contracts.  Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time.  Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to call options where the market price of gold exceeds the gold price in call option contracts.

Financial Resources

The Company has historically relied on funds raised through equity financings to meet its operating and capital expenditure requirements.  Based on the Company’s financial position at December 31, 2008, and the operating cash flows that are expected from the Casa Berardi Mine over the next twelve months based on the 2009 mine plan, the Company expects to be able to meet its financial obligations as they become due and to fund its planned exploration and capital programs from working capital.  The 2009 Casa Berardi Mine plan is based on a number of assumptions and criteria including gold price, exchange rates, and commodity prices, many of which are not within the Company's control.  Should any one or more of such assumptions prove not to be accurate, it is possible that the Company will require additional capital to carry out all of its planned exploration and development programs.  There is no assurance that the Company will be able to obtain debt or equity financing, if required, on commercially reasonable terms or at all and any such future financings could result in substantial dilution to existing shareholders ..  If additional capital is required and is not available from such sources, the Company may be forced to reduce operations or relinquish its interest in a property or properties.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

Financing of Exploration Programs

Aurizon conducts exploration on all of its projects with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if exploration expenditures to be made by the Company will result in discoveries of additional commercial mineral reserves.  If the Company’s efforts are not successful at individual properties, the expenditures at those properties will be written off.  If the Company’s exploration programs are successful, additional funds may be required for the development of economic mineral reserves.  In addition, the exploration and development of the Company's properties may depend upon its ability to obtain additional financing.  There is no assurance that the Company will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Current Global Financial Conditions

Current global financial conditions have been subject to increased volatility.  Numerous financial institutions have declared bankruptcy and others have received capital bail-outs from or other relief from government authorities. Access to financing has been negatively impacted by both sub-prime mortgages in the United States and elsewhere and the liquidity crisis resulting from the asset-backed commercial paper market. As a result of these global conditions, the Company is subject to increased counterparty risk and liquidity risk.  The Company is exposed to various counterparty risks including, but not limited to: (i) through financial institutions that hold the Company’s cash and restricted cash; (ii) through companies that have payables to the Company; (iii) through the Company’s insurance providers; and (iv) through the Company’s lenders. The Company is also exposed to liquidity risks in the event its cash positions are at risk, or additional financing is required to advance its projects and appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s planned growth could be adversely impacted and the trading price of the Company’s securities could be adversely affected.

U.S. shareholders of Aurizon may be subject to adverse U.S. federal income tax consequences if Aurizon ever becomes a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes.

Special U.S. federal income tax rules would apply to a U.S. shareholder of Aurizon shares if Aurizon became a PFIC at any time during which the U.S. shareholder held Aurizon shares.  A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, after applying certain look-through rules to the income and assets of subsidiaries, either: (i) at least 75% of its gross income is “passive” (generally investment) income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets, including cash, that produce passive income.  Based on the composition of its income and assets, Aurizon does not believe that it was a PFIC for its taxable year ended December 31, 2008.  Because the determination of a non-U.S. corporation’s PFIC status is a factual determination that is made at the close of the taxable year and is subject to change, there can be no assurance at this time that Aurizon will not become a PFIC in any future taxable year.  U.S. shareholders should consult their own tax advisors about the U.S. federal income tax consequences that would apply to them if Aurizon ever became a PFIC.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

Mining Risks and Insurance

The business of gold mining is subject to certain risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins, flooding and gold bullion losses.  Such occurrences could result in damage to or destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments required to be made to redress such liabilities could have a material adverse effect on Aurizon’s financial performance and results of operations.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

The Company carries insurance to protect itself against certain risks related to mining and processing.  However, such insurance does not cover all risks and coverage limits and policy exclusions make it unlikely that any losses would be fully covered.  The Company may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  Even if coverage is obtained the Company may become subject to liabilities that exceed policy limits.  In such cases, the Company may incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Uncertainty of Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, actual mining experience, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

Aurizon must continually replace and expand its mineral reserves and mineral resources to maintain or increase its annual production.  There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Casa Berardi Mine Ground Stability

As a result of a history of ground instability and related incidents at the Casa Berardi Mine prior to Aurizon’s ownership and operations, Aurizon implemented strict ground control measures in connection with mine openings and underground development.  Since the mine was re-opened under Aurizon management ground control incidents have been minor for the most part.  In January 2006 operations were temporarily suspended following an incident involving an unraveling stope back.  Scott Wilson RPA has reviewed the Company’s ground control measures and is of the opinion that the ground support measures are in accordance with commonly accepted industry practice for the ground conditions and that the selected typical stope size and sublevel spacing are conservative.  Nevertheless, ground instability is an inherent risk associated with the rock environment in the areas being mined that cannot be eliminated entirely.  Consequently, the Casa Berardi Mine operations remain subject to this risk.  Instability occurrences including but not limited to crown pillar collapse or stope failure could result in loss of life or temporary or permanent cessation of operations, any of which could have a material adverse effect on the Company’s financial condition and results of operations.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

Labor Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavors to maintain attractive remuneration and compensation packages to attract and retain the required skilled, experienced personnel.

Contractors, under the supervision of Aurizon’s staff, are engaged to carry out the construction, underground mine development and diamond drilling activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Dependence on Key Personnel

Aurizon’s President and Chief Executive Officer, David P. Hall, and its Executive Vice-President and Chief Financial Officer, Ian S. Walton, are instrumental in the management and day to day operations of the Company.  David P.  Hall is a Chartered Accountant and has been a director and officer of Aurizon since its incorporation in 1988.  Ian S.  Walton is also a Chartered Accountant and has been an officer of Aurizon since its incorporation in 1988 and a director since 1993.  In addition, Aurizon’s Executive Vice-President, Operations, Mr. Michel Gilbert, P.Eng., is instrumental in managing the Company’s operating, exploration and development activities in Quebec.  In the current competitive environment for individuals with such knowledge and expertise there is no assurance that the Company will be able to retain key personnel.  Failure to retain such key personnel could have a material adverse effect on the Company’s operations and financial condition.

Government Permits

Continued production at the Casa Berardi Mine and the development of the Joanna Gold Project will require additional approvals, permits and certificates of authorization from different government agencies.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  While to date the Company has been successful in obtaining the necessary permits there can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.

Political Risks

Properties in which Aurizon has or may acquire an interest are or may be located in areas of Canada or the United States which may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups.  Aurizon’s current mineral projects are in Quebec and may be in areas with a First Nations presence.   It is Aurizon’s practice to work closely with and to consult with First Nations in areas in which its projects are located or which could be impacted by its activities and to date its relations with such groups has been positive.  However, there is no assurance that relationships will be positive in future or that those with whom Aurizon has established positive relationships will continue to have influence in future.  Accordingly, it is possible that Aurizon’s exploration or development activities could be interrupted or otherwise adversely affected in future by political uncertainty, native land claims entitlements, expropriations of property, changes in applicable governmental policies and policies of relevant interest groups, including those of First Nations.   Any changes in relations or shifts in political conditions may be  beyond the control of Aurizon and may adversely affect its business and operations and if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities in the applicable area, any of which could have a an adverse effect on Aurizon’s financial conditions and results of operations.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

Title to Properties

While the Company takes steps to verify title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company's title.  Properties may be subject to prior unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to changes in laws and regulations and changes in cost estimates.  The estimated fair value of the asset retirement obligations at Casa Berardi Mine as at December 31, 2008 increased significantly in 2009 as a result of soil characterization studies conducted in 2008 and new environmental guidelines of provincial and federal authorities.  Aurizon has engaged independent environmental consultants to assist with design and methodology and prepare a formal cost estimate for the reclamation work that will be required to address the new mine closure requirements.  The new restoration cost estimate is based on information currently available to the Company.  While the Company believes the estimate to be reasonable and adequate, it is subject to final design criteria and costs may increase or decrease over time as a result of factors beyond the control of the Company.  See "Description of the Business – Environmental Protection and Reclamation Obligations".

Exploration Risks

Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if expenditures made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves.  If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If Aurizon's exploration programs are successful, additional funds may be required for the development and, ultimately, commercial production.  The exploration and development of Aurizon's properties may depend upon Aurizon's ability to finance such activities from cash flow, joint venturing of projects, the sale of property interests, debt financing, equity financing or other means.  There is no assurance that Aurizon will be able to continue to fund such activities exclusively from operations.  In such event, ability to continue such activities will depend on its ability to obtain the required financing on commercially reasonable terms.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to continue to explore and develop its properties.

Conflicts of Interest

Certain of the directors of Aurizon are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  Accordingly, mineral exploration opportunities or prospects of which such persons become aware will not necessarily be made available to Aurizon.  Although such persons have fiduciary duties to Aurizon there may exist actual and potential conflicts of interest among these persons and situations could arise in which their obligations to or interests in other companies that could detract from their efforts on behalf of Aurizon.

RISKS RELATED TO GROWTH BY ACQUISITION

Risks Inherent in Acquisitions

Aurizon is actively pursuing the acquisition of advanced exploration, development and production assets consistent with its acquisition and growth strategy.  From time to time, Aurizon may also acquire securities of or other interests

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

in companies with respect to which it may enter into acquisitions or other transactions.  Acquisition transactions involve inherent risks, including:

•

accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•

ability to achieve identified and anticipated operating and financial synergies;

•

unanticipated costs;

•

diversion of management attention from existing business;

•

potential loss of Aurizon’s key employees or key employees of any business acquired;

•

unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•

decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause Aurizon not to realize the anticipated benefits  of an acquisition of properties or companies, and could have a material adverse effect on Aurizon’s financial condition.

Acquisition Identification and Integration Risks

While Aurizon continues to seek acquisition opportunities consistent with our growth strategy, there is no assurance that Aurizon will be able to identify projects or companies that are suitable or that are available for sale at reasonable prices or that it will be able to consummate any acquisition, or integrate any acquired business into its operations successfully.  Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on Aurizon’s results of operations and financial condition.

To acquire properties and companies, Aurizon may be required to use available cash, incur debt, issue additional Common Shares or other securities, or a combination of any one or more of these.  This could affect Aurizon’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the trading price of the Common Shares.  There is no assurance that when evaluating a possible acquisition Aurizon will correctly identify and manage the risks and costs inherent in the business to be acquired.

There may be no right for Aurizon shareholders to evaluate the merits or risks of any future acquisition undertaken by Aurizon, except as required by applicable laws and regulations.

RISKS RELATED TO THE COMMON SHARES

Dilution

Aurizon may require additional funds to fund its growth strategy.  If Aurizon elects to raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of Aurizon shareholders.  Aurizon may issue additional Common Shares in the future pursuant to existing and new agreements in respect of project or other acquisitions.

Price and Volume Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  The price of Aurizon Common

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

Shares may be affected by such fluctuations.  Sales of substantial amounts of Aurizon securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for Aurizon securities.  In the past, following periods of volatility in the market price of a company’s securities, shareholders have sometimes instituted class action securities litigation against those companies.  Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm Aurizon’s profitability and reputation.

No Dividends in Foreseeable Future

Aurizon has never paid cash dividends on the Common Shares and currently intends to retain future earnings, if any, to fund Aurizon’s growth strategy and development of its existing projects.  Aurizon does not anticipate paying any cash dividends on the Common Shares for the foreseeable future.

DIVIDENDS

Aurizon has not paid any dividends or made any distributions on its securities.  The Company may pay dividends or distributions on its securities in the future.  Any decision to do so in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares without par value ("Common Shares") and an unlimited number of preferred shares ("Preferred Shares") without par value issuable in series, of which a maximum of 8,050,000 Series "A" Convertible Preferred Shares and 1,135,050 Series "B" Convertible Preferred Shares may be issued.  As at December 31, 2008, there were a total of 148,068,298 Common Shares and no Preferred Shares of the Company issued and outstanding.

The holders of the Common Shares are entitled to receive notice of and to attend and to cast one vote per share at all meetings of the shareholders of the Company.  The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive on a pro-rata basis such dividends, if any, in any financial year as and when declared by the board of directors in its sole discretion from funds legally available therefor.  In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, on a pro-rata basis, the net assets of the Company after payment of all debts and other liabilities.  The Preferred Shares are convertible and redeemable on the terms set forth in the Articles, are issuable in series and rank in priority to the Common Shares on a winding up, dissolution or liquidation in respect of a fixed  amount determined in accordance with the Articles and thereafter the Preferred Shares are not entitled to any further distribution of the assets of the Company.  The board of directors may determine the designation, rights, and restrictions of each series of Preferred Shares, before their issue.

The Company has a formalized stock option plan for the granting of incentive stock options to the executive officers, senior managers, employees, directors and consultants.  Unless otherwise approved by shareholders, the aggregate number of securities reserved for issuance under the stock option plan, may not exceed 7% of the issued and outstanding Common Shares at the time of the grant.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol "ARZ", and on the NYSE Amex (formerly the American Stock Exchange) under the symbol AZK.  During the 12 months ended December 31, 2008, the Common Shares traded on the TSX as follows:

Month	Volume	High ($)	Low ($)

December 2008	16,117,855	4.10	2.40
November 2008	11,993,713	2.84	1.58
October 2008	12,035,981	2.99	1.21
September 2008	12,971,264	3.40	2.02
August 2008	13,293,578	4.98	3.11
July 2008	7,991,579	5.19	4.33
June 2008	7,368,712	5.06	4.48
May 2008	8,493,963	5.33	4.35
April 2008	13,059,703	5.16	4.15
March 2008	15,072,802	5.43	4.18
February 2008	9,053,663	4.75	3.73
January 2008	14,138,394	4.58	3.67

DIRECTORS AND OFFICERS

Name and Occupation

The following table sets forth all current executive officers and directors as of the date of this Annual Information Form, with each position and office held in the Company and the period of service as such.

Name, Position and Province and Country of Residence	Principal Occupation During the Past 5 Years	Served as a Director Since

David P. Hall, Director, Chairman, President and Chief Executive Officer, British Columbia, Canada	President and Chief Executive Officer of Aurizon Mines Ltd.	1988(4)

Ian S. Walton, Director, Executive Vice-President and Chief Financial Officer, British Columbia, Canada	Executive Vice-President and Chief Financial Officer of Aurizon Mines Ltd.	1993(6)

Michel Gilbert, Executive Vice-President, Operations Quebec, Canada

Executive Vice-President, Operations of Aurizon Mines Ltd. since March 2009, from March 2006 to March 2009, Vice-President, Aurizon Mines Ltd., and prior to March 2006, General Manager – Quebec, Aurizon Mines Ltd.

N/A

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

Roger Walsh,Vice-President, Corporate Development British Columbia, Canada

Vice-President, Corporate Development of Aurizon Mines Ltd. since March 2009.  From 2007 to January 2009, Vice-President, Cororate Development Jonshan Gold Mines Inc., From 2005 to 2007, Vice-President, Corporate Development, Ivanhoe Mines Ltd.  Prior to 2005, President of Geographe Corporate Advisory Limited.  In March 2009, was appointed a Director of Exeter Resource Corporation.

N/A

Sargent H. Berner, (1) Director, British Columbia, Canada

President of Kent Avenue Consulting Ltd. and, from 1976 to 2004, was a partner of the Vancouver law firm DuMoulin Black LLP, practicing in the areas of corporate, mining, mergers, acquisitions, reorganizations and securities law.

1988(4)

Louis Dionne, (1) (3) Director, Ontario, Canada	Mining engineer consultant; formerly President and Chief Executive Officer of Richmont Mines Inc. until November, 2005.	2006(4)

Andre Falzon, (2) Director, Ontario, Canada

From 1994 to 2005, Vice President and Controller of Barrick Gold Corporation, and from 2006 until December 31, 2007, Vice-President, Planning and Compliance.  Mr. Falzon is also a Director and the Chairman of the Audit Committee of Gammon Gold Inc. and Alturas Minerals Corp.

2008 (6)

Richard Faucher, (2) Director, Quebec, Canada

From 2005 to 2008, President and Chief Executive Officer of Canadian Royalties Inc., a Quebec-based mining company  and prior to December, 2005, President of Niocan Inc., a junior mineral exploration company

1999(5)

Diane Francis, (3) Director, Ontario, Canada	Editor-at-Large, Financial Post	2007(6)

Brian S. Moorhouse,(1) (2) (3) Lead Director, British Columbia, Canada	President of Vega Management Corporation, a private investment management company	1988(5)

NOTES:

(1)

Denotes member of Executive Compensation and Corporate Governance Committee.

(2)

Denotes member of Audit Committee.

(3)

Denotes member of the Environment, Health, Safety and Welfare Committee.

(4)

Term of office as a director expires at the next annual meeting of the shareholders.

(5)

Term of office as a director expires at the third next succeeding annual meeting of shareholders subsequent to May 11, 2007.

(6)

Term of office as a director expires at the third next succeeding annual meeting of the shareholders subsequent to May 14, 2008.

Control of Securities

As at March 26, 2009, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,638,292 common shares of the Company, representing approximately 1.10% of the issued and outstanding common shares of the Company.  The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors and executive officers of Aurizon as a group, is based upon information furnished by the respective individuals.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, to the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is or was within 10 years prior to the date hereof was a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

For the purposes of the disclosure above regarding the directors, executive officer or shareholder, “order” means:  (a) a cease trade order, including a management cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

Mr. Berner, a director of the Company, serves as a director of ValGold Resources Ltd. In December, 2008, ValGold Resources Ltd. was subject to a management cease trade order for failing to file financial statements.  ValGold Resources Ltd. subsequently completed the filing of its required financial statements and the management cease trade order was lifted on January 28, 2009.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Aurizon's knowledge, and other than as disclosed in this Annual Information Form, there are no known existing or potential conflicts of interest between Aurizon and any director or officer of Aurizon, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that conflict may arise between their duties as a director or officer of Aurizon and their duties as a director or officer of such other companies.  See "Risk Factors – Conflicts of Interest".

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, nor to the Company's knowledge any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, nor any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Company.

LEGAL PROCEEDINGS

The Company is involved in litigation from time to time in the ordinary course of its business ..  The Company is not involved in any current proceedings, nor is its property currently (or has within the last financial year been) subject to any proceeding, in which the amount involved, exclusive of interest and costs, is expected to exceed 10% of its current assets ..

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services of Canada, located at its principal offices in Vancouver, British Columbia and Toronto, Ontario.  The co-transfer agent for the Common Shares in the United Sates is Computershare Investor Services at its principal offices in Golden, Colorado.

MATERIAL CONTRACTS

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company, that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE Amex.  Section 110 of the NYSE Amex company guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement:  The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on NYSE Amex is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Articles.  A quorum for a meeting of members of the Company is two members or proxy holders present.

Proxy Delivery Requirement:  NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "1934 Act"), and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the 1934 Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Delivery of Financial Statement and Management’s Discussion and Analysis:  NYSE Amex requires delivery of annual financial statements to all shareholders of record.  In accordance with applicable rules and regulations in Canada, the Company delivers annual and interim financial statements and related management’s discussion and analysis only to shareholders who request delivery of such information in the manner described in the Company’s proxy materials.  As part of the Company’s continuous disclosure obligations the Company publishes its annual and interim financial statements and related management’s discussion and analysis under the Company profile on www.sedar.com which can be accessed by shareholders and other members of the public, without payment of a fee.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

The foregoing are consistent with the laws, customs and practices in Canada.

INTERESTS OF EXPERTS

The following table sets out the individuals who are qualified persons as defined in NI 43-101 in connection with scientific or technical information provided herein.

Mineral Property	Qualified Person

Casa Berardi Gold Project	Jason J. Cox, P.Eng. and Bernard Salmon, ing. both with Scott Wilson RPA

Joanna Gold Project	Claude Duplessis, P. Eng. and M. Dagbert, P.Eng., both with SGS Geostat Ltd. Patrice Live, Eng., of BBA Inc.

Kipawa Gold-Uranium-Rare Earth Project	Martin Demers, P. Geo

Interests of Experts

To the knowledge of the Company, none of the experts named above, holds or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates, except as follows.

Mr. Demers is an employee of the Company, and has been granted options under the Company’s incentive stock option plan.  Mr. Demers owns less than 1% of the Company’s issued and outstanding share capital.

Auditors

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the U.S.  Securities and Exchange Commission.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Company's audit committee has a charter (the "Audit Committee Charter") in the form attached to this Annual Information Form as Schedule "A".

Composition of the Audit Committee

The following are the members of the Company's audit committee:

Andre Falzon	Independent (1)	Financially literate (1)
Richard Faucher	Independent (1)	Financially literate (1)
Brian S. Moorhouse	Independent (1)	Financially literate (1)

NOTES:

1.

As defined by National Instrument 52-110 ("NI 52-110").

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

Relevant Education and Experience

The following is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member:

Andre Falzon (Chair) - Mr. Falzon, a Chartered Accountant, has been a senior financial executive with over 20 years of practical financial and management experience, particularly within the mining industry.  For most of those years he was Vice President and Controller of Barrick Gold Corporation.  Mr. Falzon was responsible for Barrick’s financial reporting requirements and planning,  as well as being involved in related aspects of business acquisitions, financings and mine development activities.  Most recently and until December 31, 2007, he was Vice President Planning and Compliance, and was responsible for the establishment and management of Barrick’s SOX 404 compliance and internal audit functions.  Mr. Falzon is also a director and the Chairman of the audit committees of Gammon Gold Inc. and Alturas Minerals Corp.

Richard Faucher - Mr. Faucher is a Professional Engineer trained in metallurgical engineering and, until August 29, 2008, was the President and Chief Executive Officer of Canadian Royalties Inc.  Mr. Faucher has held senior management positions in several other large mining companies and metallurgical projects, including the position of President of Niocan Inc., Vice-President, Brunswick Mining & Smelting, for Noranda Inc.; President and General Manager for Falconbridge Dominicana; and President and COO of Princeton Mining Corp.  Mr. Faucher completed the Directors Education Program at McGill University in 2006. Mr. Faucher holds directorships in other reporting issuers as follows:  Globestar Mining Inc. and Plexmar Resources Inc. and is also a member of the audit committee of Globestar Mining Inc.

Brian S. Moorhouse - Mr. Moorhouse has a Bachelor of Commerce degree with a major in economics.  He formerly worked in the investment industry as an institutional advisor with Nesbitt Thompson, Richardson Securities and Brink, Hudson & Lefever Ltd., and has extensive experience in financial markets.

Pre-Approved Policies and Procedures

The Company’s Audit Committee has adopted a pre-approval policy with respect to audit services, audit-related services and permitted non-audit services.  Pursuant to the Audit Committee Charter, the Audit Committee shall review and pre-approve all audit and audit-related services.  In addition, the Audit Committee shall review and pre-approve all permitted non-audit services provided by the Company’s auditors.  Prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the auditors.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

External Auditor Services Fees (By Category)

The following table sets forth the Company’s fees paid to PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, of Vancouver, British Columbia, its independent auditors for the two years ended December 31, 2008 and 2007 for professional services, based on fees billed during the calendar year in each category:

	Fiscal Year Ended
	Dec. 31, 2008	Dec. 31, 2007
Audit Fees
Consolidated financial statements	325,000	262,950
Quarterly reviews	10,100	5,300

Total audit fees:	335,100	268,250

Tax Fees (1)	15,000	12,600

Audit-Related Fees
SEC comment letters, consulting and IFRS	21,450	1,500

Total audit-related fees:	21,450	1,500

All Other Fees	-	-

Total fees	371,550	282,350

Note:

1.

The Company uses PWC for tax compliance, advice, and return preparation.  The Company chooses to use PWC for these services due to their extensive knowledge of the Company’s activities and familiarity of its business and the associated cost savings resulting from that knowledge base.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS

In this Annual Information Form, the following terms have the following meanings:

assay - to analyze the proportions of metals in an ore, to test an ore or mineral for composition, purity, weight, or other properties of commercial interest.

backfilling - the process of refilling an excavation, a mine opening, or the space around a foundation.

collar - the mouth or upper end of a mine shaft.

core sample - one or several pieces of whole or split parts of core selected as a sample for analysis or assay.

cut-and-fill - a stoping method in which the ore is excavated by successive flat or inclined slices, working upward from the level.  However, after each slice is blasted down, all broken ore is removed, and the stope is filled with waste (backfill) up to within a few feet of the back before the next slice is taken out, just enough room being left between the top of the waste pile and the back of the stope to provide working space.  The term cut-and-fill stoping implies a definite and characteristic sequence of operations: (1) breaking a slice of ore from the back; (2) removing the broken ore; and (3) introducing filling.

development - the preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimates have been made; ore essentially ready for mining.

diamond drill - a machine designed to rotate under pressure an annular diamond studded cutting tool to produce a more or less continuous solid sample of material.

diamond drilling - a variety of rotary drilling in which diamond bits are used as the rock-cutting tool.  It is a common method of prospecting for mineral deposits, especially in development work where core samples are desired.

dilution - the contamination of ore with barren wall rock in stoping.  As a result, assay of the ore after mining is frequently lower than when sampled in place.

drift - a horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

feasibility study - comprehensive study in which all geological, engineering, legal operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

fill - man-made deposits of natural earth materials (e.g.  rock, soil, gravel) and waste materials (e.g.  tailings or spoil from dredging), used to fill an enclosed space such as an empty stope or chamber in a mine.

gold doré - the term for a bar of gold containing impurities in excess of two percent.

grade - the amount of valuable mineral in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for other metals.

Cut-off Grade - the lowest grade of mineralized rock that qualifies as ore grade in a given deposit and it is also used as the lowest grade below which the mineralized rock cannot be profitably exploited.  Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Mill Head Grade - the grade of ore as it comes from a mine and goes to a mill.

Recovered Grade - actual metal content of ore determined after processing.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

grinding - size reduction of ore into fine particles to prepare it for processing.

hoist - the machine used for raising and lowering the cage or other conveyance in a shaft.

mineralization - the process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

mineral claim - that portion of public mineral lands which a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

metallurgy - the science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes; the preparation of more metalliferous materials from raw ore.

mill circuit - the combination of various processes and systems which concentrate the valuable minerals.

NSR - net smelter return, a return based on the actual gold sale price received less among other expenses, the costs associated with refining at an off-site refinery.

NI 43-101 – National Instrument 43-101 Standards of Disclosure for Mineral Projects implemented by the Canadian Securities Administrators on December 30, 2005 as amended from time to time.

open-pit mining – an excavation for removing minerals which is open to the surface.

ore - a natural aggregate of one or more minerals which at a specified time and place may be mined and sold at a profit, or from which some part may be profitably separated.  Rock, generally containing metallic or non-metallic minerals that can be mined and processed at a profit.  Also, the mineral(s) thus extracted.

ounces - troy ounces; in this AIF production figures refer to gold having a fineness of at least 995 parts per 1,000 parts; other references to ounces in this AIF do not refer to a specific fineness.  There are 31.1035 grams in a troy ounce.

orebody - a sufficiently large amount of ore that can be mined economically.

preliminary assessment - a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.

preliminary feasibility study –a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

pyrite - a common, pale-bronze or brass-yellow, mineral.  Pyrite has a brilliant metallic luster and has been mistaken for gold.  Pyrite is the most wide-spread and abundant of the sulfide minerals and occurs in all kinds of rocks.

quartz - crystalline silica, an important rock-forming mineral.  It is one of commonest gangue mineral of ore deposits.

Qualified Person –an individual who meets the requirements of such term under NI 43-101.

Rare earth elements or REE - Rare earth elements are divided into two (2) distinct categories: (1) heavy rare earth elements (HREE), grouping elements from europium through lutetium; and (2) light rare earth elements (LREE) grouping elements, such as lanthanum, cerium, praseodymium, neodymium and samarium. REE (used as metal or

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

oxides) are widely used in different technologies such as magnet and magnetic devices, opto-electronic devices, lasers, glass and ceramics.

raise - a vertical hole between mine levels used to move ore or waste rock or to provide ventilation.

ramp - an inclined underground tunnel which provides access for exploration or a connection between levels of a mine.

reclamation - the process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity generally involves the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

recovery rate - a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.  The material recovered is generally stated as a percentage of the material recovered the total material present.

refining - the final stage of metal production in which impurities are removed from the molten metal.

reserves – under Canadian Institute of Mining (CIM) definitions a mineral reserve is the economically mineable part of a measured or indicated mineral resource for which an appropriate mining plan has been demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.  There are two categories of reserves:

proven - a ‘proven mineral reserve’ is the economically mineable part of a measured mineral resource for which an appropriate mining plan has been demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

probable - a ‘probable mineral reserve’ is the economically mineable part of an indicated, and in some circumstances a measured mineral resource for which an appropriate mining plan has been demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

resource - under CIM definitions a mineral resource is a concentration or occurrence of natural, solid materials including precious metals, in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

measured mineral resource - a measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. Mineralization or other natural material of economic interest may be classified as a measured mineral resource when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in and understanding of the geology and controls of the mineral deposit.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

indicated mineral resource - an indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.  Mineralization may be classified as an indicated mineral resource when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. An indicated mineral resource estimate is of sufficient quality to support a preliminary feasibility study which can serve as the basis for major development decisions.

inferred mineral resource - an inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters.  Inferred mineral resources are generally required to be must be excluded from estimates forming the basis of feasibility or other economic studies.

sediment - solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents such as chemical precipitation from solution or secretion by organisms and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

shaft - a vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

stope - an area in an underground mine where ore is mined.

sulphides - a group of minerals which contains sulfur and other metallic elements such as copper and zinc.  Gold is usually associated with sulphide enrichment in mineral deposits.

tailings - material rejected from a mill after the valuable minerals have been recovered.

tonne - a metric ton of 1,000 kilograms (2,205 pounds).

tons - dry short tons (2,000 pounds).

troy ounce - troy ounce of a fineness of 999.9 parts per 1,000 parts, equal to 31.1035 grams.

vein - a mineral filling of a fault or other fracture in a host rock in tabular or sheet like form often with associated replacement of the host rock; a mineral deposit of this form and origin.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Information Circular for its most recent annual general meeting of security holders that involved the election of directors.

Additional financial information is provided in the Company’s financial statements and management's discussion and analysis for the year ended December 31, 2008.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

AURIZON MINES LTD.

Audit Committee Charter

I.

MANDATE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

-

the Company’s financial reporting and continuous disclosure;

-

the Company’s systems of internal controls and financial reporting processes; and

-

the review and appraisal of the performance and independence of the Company’s external auditors.

II.

COMPOSITION

The Audit Committee shall be comprised of three directors as determined by the Board.  Each member shall be independent and meet the requirement of financial literacy as prescribed by the appropriate regulatory bodies.

The Chairman of the Committee will be elected by the Board.

Where a member serves on more than three audit committees, the Board must determine that it does not impair his ability to serve effectively the Committee.

III.

MEETINGS

The Committee shall meet at least quarterly with management and at least bi-annually with external auditors, in group and individually to review matters related to the execution of its mandate.

Minutes of the meetings will be kept and a copy transmitted to the Board along with a verbal report from the Chairman on the Committee’s findings and recommendations.

IV.

AUTHORITY OF THE AUDIT COMMITTEE

The Committee will have the authority:

-

to engage independent counsel and other advisors as it determines necessary to carry out its duties;

-

to set and pay the compensation for the external auditors and to communicate with them directly.

V.

RESPONSIBILITIES AND DUTIES

To fulfill its mandate, the Audit Committee shall:

With respect to the Company’s financial reporting and continuous disclosure:

-

Review the Company’s financial statements, MD&A and press release to ensure their appropriateness;

-

Review report and findings of the external auditors and resolve any pending issues;

-

Review representation letter from management;

-

Review the continuous disclosure process and ensure that it was done in accordance to the disclosure policy;

-

Review the certification by the CFO and CEO and ensure that it is in line with regulatory requirements;

-

Review any letters received from regulatory authorities and responses thereon.

With respect to the Company’s internal controls and financial reporting processes:

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009

Aurizon Mines Ltd.
Audit Committee Charter

-

Review the adequacy and effectiveness of the financial reporting system and internal control policies and procedures with the external auditors and management.  Ensure that the Company complies with all new regulations in this regard;

-

Review with management and the external auditors any reportable condition and material weaknesses affecting internal controls;

-

Review the monitoring of the Whistleblower Policy for the submission, receipt, retention and treatment of complaints and concerns regarding accounting and auditing matters, and review any developments and responses on reports received thereunder;

-

Review any significant related-party transactions;

-

Review the Financial Reporting Officers’ Code of Ethics, and the Anti Fraud Policy.

With respect to the external auditors:

-

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements;

-

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

-

Review and approve all audit and audit-related services, and pre-approve any non-audit services provided by the Company’s external auditors;

-

Review annually the external auditors quality control, and any issues that were raised following peer or regulatory review;

-

Ensure that management interacts professionally with the auditors;

-

Review annually the performance of the external auditors and ensure their independence after reviewing all significant relationships they might have with the Company;

-

Recommend to the Board of Directors the selection of the external auditors.

VI.

OTHER

Review the disclosure made in the Annual Report Information Form, 40-F and the Information Circular regarding the Audit Committee.

Once a year, the Committee reviews the adequacy of its Charter and brings to the attention of the Board required changes, if any, for approval.  The Committee will also, annually, make a critical review of its past performance to ensure that it has assumed its responsibilities and executed all required tasks and suggest changes if it failed to do so.  This review will also cover individual members’ performance.

Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.

V.

ANNUAL WORK PLAN

The Audit committee reviews and updates annually a work plan for the ensuing year which includes periodic review at specified times and periods of financial reporting and continuous disclosure documents and matters, internal controls and reporting, dealings with external auditors and other related matters.

This Audit Committee Charter, as amended from time to time, was initially adopted by the Board of Directors of Aurizon Mines Ltd.  on the 3rd day of April 2003.

By order of the Board of Directors
        AURIZON MINES LTD.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2009